United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Table of Contents

Press Release
Signature Page

FREE TRANSLATION FROM PORTUGUESE VERSION MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS OF THE SHAREHOLDERS OF VALE S.A., HELD ON APRIL 30TH, 2020. PUBLICLY HELD COMPANY National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ) 33.592.510/0001-54 Company Registration Identification Number (Número de Identificação do Registro de Empresas – NIRE) 33.300.019.766 01 - PLACE, DATE AND TIME: As prescribed at the Article 4, Paragraph 3°, of Instruction nº 622/2020 issued by the the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários – CVM), the Annual and Extraordinary Shareholder’s Meetings (“Meetings”) were held exclusively in digital way, at the Webex digital platform, on April 30th, 2020, at 10 a.m. 02 - PANEL: Chairman: Mr. Luiz Antonio Campos, appointed pursuant to Article 9, paragraph 1 of the Company’s By-laws Secretary: Mrs. Maria Isabel dos Santos Vieira. 03 - ATTENDANCE AND “QUORUM”: Attended by shareholders representing 76,7% of the share capital in the Annual Shareholders’ Meeting, and by shareholders representing 78,6% of the share capital in the Extraordinary Shareholders’ Meeting, as recorded in the information contained in the analytic charts prepared by the bookkeeping agent and by the Company, pursuant to Article 21-W, items I and II, of CVM Instruction No. 481/2009 (“CVM Instruction 481”), and the list of attendants shareholders at the digital platform Webex, thereby confirming the required quorum for the Extraordinary (“Meetings”) to occur. and Annual Shareholders’ Meetings

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued). Pursuant the Article 21-C, Paragraph 5° of the CVM Instruction 481, were also presented at Webex digital platform, Mr. Luciano Siani Pires, Vale’s Executive Office of Finance and Investor Relations, Mr. Alexandre D’Ambrosio, Vale’s General Counsel, Mr. Carlos Henrique Senna Medeiros, Vale’s Executive Officer for Safety and Operational Excellence, Mr. Marcelo Klein, Special Reparation and Development Director,. Patrício Marques Roche, representative of the External Auditors PricewaterhouseCoopers Auditores Independentes (“PWC”) in accordance with Paragraph First of Article 134, of Law No. 6,404/76; and Mr. Marcelo Amaral Moraes, president of Vale’s Fiscal Council; Mrs. Isabella Saboya de Albuquerque, coordinator of Vale’s Audit Committee; Mrs. Luis Aurenio, representative of Premiumbravo Auditores Independentes, specialized company hired to conduct the valuations of Ferrous Resources do Brasil S.A. and Mineração Jacuípe S.A.; and Rubens Lopes da Silva, representative of Macso Legate Auditores Independentes, specialized company hired to conduct the valuations of Minas da Serra Geral S.A., MSE – Serviços de Operação, Manutenção e Montagens Ltda., Retiro Novo Reflorestamento Ltda. and Mineração Guariba Ltda. for the purposes of its mergers into the Company in accordance with Article 164 of Law No. 6,404/76 04 – REQUIREMENTS OF THE DIGITAL PLATFORM The digital platform Webex used for the Meetings is in accordance with the requirements set forth in the First Paragraph of the Article 21-C, CVM Instruction 481. The shareholders who attended the Meetings using the Webex digital platform previously authorized the Company to use the information of the Meetings recording for the properly right ends. 05 – NOTICE OF MEETING: The notice of the Meetings was duly made by publication of the Notice of Meeting on March 16, 17 and 18, 2020, in the Official Gazette of the State of Rio de Janeiro, pages 33, 24 and 115, respectively, and in the newspaper Valor Econômico of Rio de Janeiro, on March 14, 15 and 16 (sole edition), 2020, pages B9, E3 and E84, respectively, with the following Agenda: 1. Annual Shareholders’ Meeting 1.1 Evaluation of management’s report and accounts and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2019: 2

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued). 1.2 Election of 12 principal members of the Board of Directors and their respective alternates, who were elected through the process of cumulative voting at the Annual Shareholders’ Meeting on April 30, 2019; Election of the members of the Fiscal Council; and Setting the compensation of management and members of the Fiscal Council for the year 2020. 1.3 1.4 2. Extraordinary Shareholders’ Meeting 2.1 Amendment and consequent restatement of Vale’s By-Laws to implement certain adjustments and improvements, namely: (a) Exclusion in Article 5, §4, of a cross-reference to another provision of the By-Laws; (b) (c) Adjustment to the cross-reference in §1 of Article 10; Inclusion of §6 in Article 10, to establish that members of the Board of Directors and Executive Board must base their duties on the highest principles of ethics, aiming to advance the best interests of the Company and its shareholders, and in respect for the environment and sustainable development of the communities in which it operates; (d) Amendment of the following paragraphs of Article 11: (d.i) Adjust the wording of §3, especially due to the exclusion of Article 51; (d.ii) amend and consolidate §7 and §8, with the consequent renumbering of subsequent paragraphs, to address the scenarios of replacement of a member of the Board of Directors due to temporary impediments and vacancy; and (d.iii) amend new §9 (current §10) to explain how to replace members of the Board of Directors elected by the process of cumulative voting; Amendment of the frequency of meetings of the Board of Directors set forth (e) in Article 12; (f) Amendment of the following items of Article 14 and creation of new §3 of the same provision: (f.i) include in items VI and VII that the Board shall consider social process and respect for the environment in the general guidelines for the business of the company, its wholly-owned subsidiaries and controlled companies, as well as in 3

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued). resolutions on the company’s strategic guidelines and strategic plan proposed annually by the Executive Board; (f.ii) include in item IX that the Board of Directors will monitor and evaluate the economic and financial indicators together with Vale’s performance in its sustainability initiatives; (f.iii) exclusion in item XIII of the attribution of the Board of Directors to deliberate about policies only related about corporate risks and finance, aiming to expand the attribution of the Board of Directors to deliberate about policies related to risks in general; (f.iv) include in item XIV the attribution of the Board of Directors to decide on the cancellation of simple debentures, not convertible into shares and without collateral submitted by the Executive Board, as well as the issuance and the cancellation of debentures convertible into shares, within the limit of the authorized capital; (f.v) include in item XVII that the selection, removal and scope of work of the company’s external auditors will occur based on recommendation of the Audit Committee, considering the creation of this committee; (f.vi) include in item XVIII the responsibility of the Board of Directors for appointing and removing the persons responsible for the corporate governance office and the compliance office, the latter of which includes the integrity and the internal auditing area, as well as the Whistleblower Channel of the company, who shall report directly to the Board of Directors; (f.vii) include in item XXII that the Board of Directors shall act as a guardian of the company’s commitments related to the respect for human rights; (f.viii) include in item XXX a reference to the new §3 of Article 14; and (f.ix) include a new §3, to establish that related party transactions shall be made at arm’s length conditions, considering market conditions, and members of the Board of Directors whose interests may be in conflict with the company’s interests shall be excluded from participating in the decision-making process; (g) Amendment of the head paragraph of Article 15 to set forth the new name of the Operational Excellence and Risk Committee; (h) Amendment of Article 18 to: 4

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued). (h.i) Inclusion in §1 of the attribution to the Board of Directors to remove the members of the Committees, and also inclusion of a cross-reference to the new Article 20, in light of the creation of the Audit Committee; (h.ii) Amendment of §2, to establish that the term of management for the members of the committees shall begin upon signing the instrument of investiture and termination shall coincide with the end of the unified management term of the members of the Board of Directors; (h.iii) Exclusion of the §3, considering the inclusion set forth in §1; Amendment of Article 19 to: (i.i) include in its head provision a cross-reference to Subsection IV of the By-Laws; (i.ii) include in §2 that, except if required by applicable legislation or regulations, the committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors; and (i.iii) exclude §3; Inclusion of Subsection IV – Audit Committee, and of new Articles 20, 21 (i) (j) and 22 to regulate the composition, duties and budget of the Audit Committee, with the renumbering of following articles; (k) update of cross-references contained in §1 of Article 25 (new Article 28), items V and VI of Article 27 (new Article 30), the Sole Paragraph of Article 30 (new Article 33), of Article 40 (new Article 43), of §5, §6 and §8 of Article 43 (new Article 46), of Article 45 (new Article 48) and of Article 46 (new Article 49); (l) Amendment of Article 26 (new Article 29), to establish in: (l.i) item IV, that the Executive Board should consider socioenvironmental issues when preparing the company’s strategic guidelines and strategic plan; and (l.ii) item VI that Vale’s performance in its sustainability initiatives should be included in the reports made by the Executive Board to the Board of Directors; (m) Amendment of the wording in Article 28 (new Article 31), item IV, to update the cross-reference and replace the reference to the Fiscal Council with the Audit Committee, in light of the creation of the latter; 5

Minutes of the Annual and Extraordinary Shareholders' Meetings
of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued).

(n) Exclusion of paragraphs 1 and 2 of Article 33 (new Article 36), with the consequent renumbering of the remaining paragraphs, in light of the creation of the Audit Committee;

(o) Consistency of the paragraph symbol and adjustment to the cross-reference in §1 of Article 49 (new Article 52); and

(p) Exclusion of Chapter X and of Article 51 on the transitional provisions, renumbering the following Chapter.

2.2 Pursuant to articles 224 and 225 of Law No. 6,404/76, approve the Filing and Justifications for Merger of Ferrous Resources do Brasil S.A. and Mineração Jacuípe S.A., wholly-owned subsidiaries of Vale;

2.3 Ratify the appointment of Premiumbravo Auditores Independentes, a specialized company hired to conduct the valuations of Ferrous Resources do Brasil S.A. and Mineração Jacuípe S.A.;

2.4. Approve the Valuation Reports prepared by the specialized company;

2.5. Approve the mergers, without a capital increase or the issuance of new shares, of Ferrous Resources do Brasil S.A. and Mineração Jacuípe S.A. into Vale;

2.6. Pursuant to articles 224 and 225 of Law No. 6,404/76, approve the Filings and Justifications for Merger of Minas da Serra Geral S.A. ("MSG"), MSE – Serviços de Operação, Manutenção e Montagens Ltda. ("MSE"), Retiro Novo Reflorestamento Ltda. ("Retiro Novo") and Mineração Guariba Ltda. ("Guariba"), wholly-owned subsidiaries of Vale;

2.7. Ratify the appointment of Macso Legate Auditores Independentes, a specialized company engaged to conduct the valuations of Minas da Serra Geral S.A. ("MSG"), MSE – Serviços de Operação, Manutenção e Montagens Ltda. ("MSE"), Retiro Novo Reflorestamento Ltda. ("Retiro Novo") and Mineração Guariba Ltda. ("Guariba");

2.8. Approve the Valuation Reports prepared by the specialized company; and

2.9. Approve the mergers, without a capital increase or the issuance of new shares, of MSG, MSE, Retiro Novo and Guariba into Vale.

All documents required by Brazilian Corporate Law 6,404/1976 ("Law 6,404/1976") and by the CVM rules applicable to the matters on the Agenda were made available to the Company's shareholders, on the Company's investor relations website and through the CVM's System for Sending Periodic and Occasional Information (*Sistema de Envio de Informações Periódicas e Eventuais* - IPE) upon publication of the Notice of Meeting.

6

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued). 06 - READING OF DOCUMENTS: In compliance with Article 21-W of CVM Instruction 481, the consolidated synthetic voting chart released to the market on April 29th, 2020 was read. The documents related to the matters to be discussed during the Meetings could also be found on the Panel, namely: (i) publications of the Notice of Meeting; (ii) Management Report and Financial Statements for the fiscal year ended December 31, 2019, including the Consolidated Financial Statements, Opinion of the External Auditors PWC, published in the Official Gazette of the State of Rio de Janeiro, pages 5 to 25, and in the Valor Econômico of Rio de Janeiro, pages E3 to E20, on March 6, 2020; (iii) Manual with information about the Meetings, released to the market on March 13, 2020, especially about the candidates indicated by the shareholders part of the Shareholders’ Agreement of the Company to the election of the Board of Directors and Fiscal Council; comments of the Executive Officers, under items 12.5 to 12.10, 10 and 13 of CVM Instruction 480/09 and its subsequent amendments and under item 10 of CVM Instruction 480/09 and its subsequent amendments, as well as the draft of the By-laws amendment proposals and the List of Amendments with the detail and justification for each of the proposals, in accordance with the Article 11 of the CVM Instruction 481; (iv) Opinions of the Fiscal Council and Board of Directors on the Management Report and Financial Statements for the fiscal year ended December 31, 2019; (v) Opinion of the Fiscal Council about the merger of the companies Ferrous, Jacuípe, MSG, MSE, Retiro Novo and Guariba into Vale; (vi) Fillings and Justification for Merger of the companies Ferrous, Jacuípe, MSG, MSE, Retiro Novo and Guariba into Vale; (vii) Appraisal Reports of the companies Ferrous, Jacuípe, MSG, MSE, Retiro Novo and Guariba, and information about the specialized companies in the terms of Article 21 of the CVM Instruction 481; (viii) Information required by the Article 20-A of the CVM Instruction 481; (ix) Excerpts of the Minutes of Board of Directors Meetings held on February 2 and March 03, 2020; (x) Webinar presentation to the Annual and Extraordinary Shareholders’ Meeting and its transcript; (xi) Press Release of March 30, 2020, informing the appointment of candidates to the Fiscal Council election by minority shareholders, in the terms of the By-laws and the applicable law; (xii) Press Release of March 30, 2020 about the adoption of alternative measures about the Meetings; (xiii) Press Release of April 15, 2020, about the procedures to be adopt for remote attendance to the Meetings; and, (xiv) Relevant Fact of April 24, 2020, about the realization of the Meetings exclusively by digital means. 7

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued). The shareholders unanimously waived the reading of these documents in attendance, since they are already public. Subsequently, the Executive Officer of Finance and Investor Relations, Luciano Siani Pires, paid tribute to the victims of the rupture of Dam I of the Córrego do Feijão mine in Brumadinho, in the Brazilian State of Minas Gerais, and their respective families, and commented on some points that will be discussed in the Agenda and that were questioned by shareholders in initial comments: in particular Vale's results for the year ended December 31, 2019, issues related to the environment, society and governance (ESG), reparation measures that are in progress and the Company's business. Vale's General Counsel, Mr. Alexandre D'Ambrosio, Vale's Executive Officer of Safety and Operational Excellence, Mr. Carlos Henrique Senna Medeiros, Vale's Repair and Development Director, Mr. Marcelo Klein, as well as the Sustainability and Social Investment Director, Mr. Hugo Barreto, also provided explanations to considerations made by shareholders. Thus, after the aforementioned documents and the presentation were debated and commented on by the Shareholders, the following resolutions were taken: 07 - RESOLUTIONS: 7.1 By majority, with favorable Opinions from Vale’s Fiscal Council and Board of Directors, both dated February 2, 2020, the Management Report and Financial Statements, as well as the Opinion of the External Auditors PWC, regarding the fiscal year ended December 31, 2019. Therefore, was registered that Vale recorded a loss for the fiscal year ended December 31, 2019, which was absorbed, in the terms of Article 189, Sole Paragraph, of the Law 6,404/1976. 3.166.885.873 votes in favor, 5.891.048dissenting votes and 760.656.222 abstentions were calculated, being included in the total dissenting votes the written dissenting votes received by the panel, which were attached and are an integral part of these minutes. 7.2 By majority, the shareholders approved the election of 12 members of Vale’s Board of Directors and their respective alternates, with a term of office until the Annual General Meeting to be held in 2021: 8

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued). (i) Mr. JOSÉ MAURÍCIO PEREIRA COELHO, Brazilian, married, banker, bearer of identity card #06109071-8 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #853.535.907-91, with commercial address at Praia de Botafogo No 201, 4th floor, Botafogo, in the City of Rio de Janeiro, RJ, as principal member, and as respective alternate member Mr. ARTHUR PRADO SILVA, Brazilian, married, banker, bearer of identity card #107.447 issued by OAB/RJ, enrolled with General Taxpayers’ Registry under #991.897.047-20, with commercial address at Praia de Botafogo, No 501, 4th floor, in the City of Rio de Janeiro, RJ. (ii) MARCEL JUVINIANO BARROS, Brazilian , divorced, bank clerk, bearer of identity card #11.128.405-3 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #029.310.198-10, with commercial address at Praia de Botafogo, 501, 4th floor, Botafogo, in the City of Rio de Janeiro, RJ, as effective Director and, as the respective alternate, Ms. MARCIA FRAGOSO SOARES, Brazilian, married, civil engineer, bearer of identity card #871074983D, issued by CREA/RJ, enrolled with the General Taxpayers’ Registry under #863.363.477-53, with residential address at Av. Juscelino Kubistcheck, 510, 11th floor, Itaim Bibi, in the City of São Paulo, SP. (iii) Mr. ROGER ALLAN DOWNEY, Brazilian, married, business administrator, bearer of identity card #13.169.366-5 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #623.291.626-34, with commercial address at Rua Jardim Botânico, 568, room 620, Jardim Botânico, in the City of Rio de Janeiro, RJ as effective Director and, as the respective alternate Mr. IVAN LUIZ MODESTO SCHARA, Brazilian, married, economist, bearer of identity card #10.140.679-1 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #888.693.267-72, with commercial address at Praia de Botafogo, 501, 3rd floor, in the City of Rio de Janeiro, RJ. (iv) Mr. MURILO CESAR LEMOS DOS SANTOS PASSOS, Brazilian, divorced, chemical engineer, bearer of identity card #53080291-0, issued by SPP/SP, enrolled with General Taxpayers’ Registry under #269.050.007-87, with address at Rua Melo Morais Filho nº 264, in the City of São Paulo, SP, as effective Director and, as the respective alternate Mr. JOÃO ERNESTO DE LIMA MESQUITA, Brazilian, divorced, banker, bearer of identity card #08088587-4, issued by IPF/RJ, enrolled with General Taxpayers’ Registry under #003.586.467-23, with commercial address at Praia de Botafogo, 501, 3th floor, in the City of Rio de Janeiro, RJ; 9

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued). (v) Mr. FERNANDO JORGE BUSO GOMES, Brazilian, married, bank clerk, bearer of identity card #4960580-1 issued by DIC/RJ, enrolled with General Taxpayers’ Registry under #370.624.177-34, with commercial address at Av. Paulista, No. 1450, 9th floor, in the City of São Paulo, SP as effective Director and, as married, enrolled the respective alternate Mr. JOHAN ALBINO RIBEIRO, Brazilian, lawyer, bearer of identity card #9.019.451-2 issued by SSP/SP, with General Taxpayers’ Registry under #001.307.978-63, with commercial address at Av. Paulista, No. 1450, 9th floor, in the City of São Paulo, SP. (vi) Mr. EDUARDO DE OLIVEIRA RODRIGUES FILHO, Brazilian, married, engineer, bearer of identity card #03.144.859-0 issued by DIC/RJ, enrolled with General Taxpayers’ Registry under #442.810.487-15 with commercial address at Rua Ataulfo de Paiva, 482, 301, Leblon, in the City of Rio de Janeiro, RJ, as effective Director, remaining vacant the position of his alternate. (vii) Mr. OSCAR AUGUSTO DE CAMARGO FILHO, Brazilian, divorced, lawyer, bearer of identity card #1.952.457-2 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #030.754.948-87, with commercial address at Rua Ataulfo de Paiva No 482, 301, Leblon, in the City of Rio de Janeiro, RJ, as effective Director and, as the respective alternate Mr. KEN YASUHARA, Japanese, married, economist, bearer of identity card #V668435-6 issued by RNE, enrolled with General Taxpayers’ Registry under #234.081.558-44, with commercial address at Praia do Flamengo, 200, 14th floor, in the City of Rio de Janeiro, RJ; (viii) Mr. TOSHIYA ASAHI, Japanese, married, metallurgical engineer, bearer of identity card #V140661-A issued by RNE, enrolled with General Taxpayers’ Registry under #055.107.797-21, with commercial address at Praia do Flamengo No. 200, 14th floor, in the City of Rio de Janeiro, RJ, as effective Director and, as the respective alternate Mr. HUGO SERRADO STOFFEL, Brazilian, married, business administrator, bearer of identity card #05673488-2 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #304.429.237-91, with commercial address at Av. Ataulfo de Paiva No. 482, 3rd floor, Leblon, in the City of Rio de Janeiro, RJ. (ix) Mr. JOSÉ LUCIANO DUARTE PENIDO, Brazilian, married, mining engineer, bearer of identity card #63.439.017X issued by SSP/SP, enrolled with General Taxpayers’ Registry under #091.760.806-25, with residential address at Rua 10

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued). Luiz Gottschalk No. 151, apt. 191, Vila Mariana in the City of São Paulo, SP, as effective Director, remaining vacant the position of his alternate. (x) Mrs. ISABELLA SABOYA DE ALBUQUERQUE, Brazilian, divorced, securities advisor, bearer of identity card #08423778-3 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #017.919.007-55, with residential address at Rua Povina Cavalcanti, 153, apt. 1301, in the City of Rio de Janeiro, RJ, as effective Director and, as the respective alternate Mr. ADRIANO CIVES SEABRA, Brazilian, single (common-law marriage), bearer of identity card #08899444-7 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #016.480.547-81, with residential address at Av. Lineu de Paula Machado No. 1000, apt. 307, Jardim Botânico, in the City of Rio de Janeiro, RJ. (xi) Ms. SANDRA MARIA GUERRA DE AZEVEDO, Brazilian, widow, entrepreneur, bearer of identity card #5.146.339 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #947.562.798-72, with commercial address at Rua Diogo Jácome, 518, block 3, apt. 232, in the City of São Paulo, SP, as effective Director, remaining vacant the position of his alternate. 1,402,299,888 votes were calculated; and (xii) Mr. MARCELO GASPARINO DA SILVA, Brazilian, married, lawyer, bearer of identity card #10.188, issued by OAB/SC, enrolled with General Taxpayers’ Registry under #807.383.469-34, with commercial address at Av. Prefeito Osmar Cunha, 183, block “B”, room 605, Centro, in the City of Florianópolis, SC, as effective Director and, as the respective alternate Mr. NUNO MARIA PESTANA DE ALMEIDA ALVES, Portuguese, married, engineer, bearer of passport card #407824, with commercial address at Rua Mato dos Longos, 16, Quinta da Beloura, Sintra, Portugal. 2.611.850.592 votes in favor, 852.205.280 dissenting votes and 469.377.259 abstentions were calculated. The effective and alternate Directors appointed herein have declared to be free and clear to serve in such positions according to Article 147 of Law principal members of the Board Ms. ISABELLA SABOYA 6,404/1976. In addition, the DE ALBUQUERQUE, SANDRA MARIA GUERRA DE AZEVEDO AND MARCELO GASPARINO DA SILVA, as well as their alternates ADRIANO CIVES SEABRA AND NUNO MARIA PESTANA DE ALMEIDA ALVES, 11

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued). declared that they have the independent director criteria set forth in Article 16 of the Novo Mercado listing rules of B3 S.A. – Brasil, Bolsa, Balcão. The alternate member Nuno Maria Pestana de Almeida Alves appointed and constituted his considerate attorneys in fact: Mr. Marcelo Gasparino da Silva, qualified above, and Mr. Daniel Alves Ferreira, Brazilian, married, lawyer, bearer of identity card #10.933.933 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #205.862.458-04, with address at Alameda Itu, 1324, Jardim Paulista, in the City of São Paulo, SP, in accordance with the provisions of Article 146, Paragraph 2°, of the Law 6,404/1976; 7.3 According to the below procedures, the election of members of the Fiscal Council was approved, with a term of office until the Annual Shareholders’ Meeting of 2021: 7.3.1. As per the separate election process, Mr. MARCOS PRADO TROYJO, Brazilian, married, public servant, bearer of identity card #14.193.889-1 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #099.704.758-51, with commercial address at Esplanada dos Ministérios, Bloco J, 8th floor, in the City of Brasília, DF, as effective member, remained vacant the alternate position, appointed by shareholder of the totality of the Golden Shares issued by Vale, in the terms of the Article 5, Paragraph 4° of the By-laws, without dissenting votes or abstentions. 7.3.2. As per the separate election process by minority shareholders holding ordinary shares, Mrs. RAPHAEL MANHÃES MARTINS, Brazilian, single, lawyer, bearer of identity card #147.187 issued by OAB/RJ, enrolled with General Taxpayers’ Registry under #096.952.607-56, with residential address at Rua Araújo Porto Alegre, 36, Suite 1,102, in the City of do Rio de Janeiro, RJ, and SUELI BARSELLI MARINHO, Brazilian, married, mathematician, bearer of identity card #5733225 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #659.039.948-49, with residential address at Av. Nova Cantareira, 1389, apt. 21, Tucuruvi, in the City of São Paulo, SP, as, respectively, effective and alternate members, by the shareholders Geração Futuro L. Part. Fundo de Investimento em Ações, Tempo Capital Principal Fundo de Investimento de Ações, Tempo Capital Gestão de Recursos Ltda, Sparta Fundo de Investimento em Ações – BDR Nível I,. Argucia Income Fundo de Investimento em Ações, Argucia Endowment Fundo de Investimento Multimercado, Dust Fundo de Investimento em Ações – BDR Nível I, Victor Adler, Alaska Poland FIA – BDR Nível I, Alaska Black Institutional FIA, Alaska Range FIM. 12

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued). 774.658votes in favor, 30dissenting votes, with no abstentions. 7.3.3. As per the majority election process, Mrs. CRISTINA FONTES DOHERTY, Brasilian, legally separated, economist, bearer of identity card #06370326-8 issued by DETRAN/RJ, enrolled with General Taxpayers’ Registry under #803.661.047-72, with residential address at Rua Carlos Gois, 422, Leblon, in the City of Rio de Janeiro, RJ; MARCUS VINICIUS DIAS SEVERINI, Brazilian, married, accounter, bearer of identity card #RJ-093982/O-3 issued by CRC/RJ, enrolled with General Taxpayers’ Registry under #632.856.067-20, with residential address at Rua Antonio Salema, 68, Vila Isabel, in the City of Rio de Janeiro, RJ; MARCELO AMARAL MORAES, Brazilian, married, economist, bearer of identity card #07.178.889-7 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #929.390.077-72, with residential address at Avenida Juriti, 530, apt. 111, Moema, in the City of São Paulo, SP, as effective members, and NELSON DE MENEZES FILHO, Brazilian, married, engineer, bearer of identity card #6.651.408-3 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #756.878.878-49, with residential address at SCS Block 9, Lote C, Torre C, 9th floor, Brasília, DF, as alternate member of the first effective member above. 3.376.059.321 votes in favor, 62.860.577 dissenting votes and 494.513.245 abstentions were calculated. 7.4 By majority, setting the annual overall compensation of management, members of the Advisory Committees and members of Vale’s Fiscal Council for the fiscal year of 2020, in the amount of up to R$201.671.138,91, to be individualized by Vale’s Board of Directors; as well as the monthly compensation set for each acting member of the Fiscal Council, from May 1, 2020, until the Annual Shareholders’ Meeting to be held in 2021, corresponding to 10% (ten percent) of the compensation that, on average, is attributed monthly to each Executive Officer, not counting the benefits, representation funds and profit sharing. In addition to the compensation set forth above, the acting members of the Fiscal Council shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members shall only receive compensation in the cases in which they exercise their title due to vacancy, impediment or absence of the respective principal member. 13

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued). 2.318.889.917 votes in favor, 1.069.849.627 dissenting votes and 544.693.599 abstentions were calculated, being included in the total dissenting votes the written dissenting votes received by the panel, which were attached and are an integral part of these minutes. 7.5 By majority, the amendment and consequent restatement of Vale’s By-Laws, that will be in effect from now on in accordance with the Exhibit I of this Minute. 2.496.366.168 votes in favor, 1.037.870.189 dissenting votes and 497.673.294 abstentions were calculated. 7.6 By the majority, pursuant to Articles 224 and 225 of Law #6,404/1976, the Instruments of Filing and Justification of Mergers of Ferrous Resources do Brasil S.A. (“Ferrous”) and Mineração Jacuípe S.A. (“Jacuípe”), wholly-owned subsidiaries of Vale, signed by the managements of Vale and the mentioned companies, which establish the terms and conditions of the mergers of Ferrous and Jacuípe into Vale; 3.569.388.531 votes in favor, 3.929.117 dissenting votes and 458.592.003 abstentions were calculated. 7.7 By the majority, the ratification of appointment of Premiumbravo Auditores Independentes (“Premiumbravo”), specialized company with commercial address at Av. Flamboyants da Península, 100, Block 3 - rooms 201 to 207, Barra da Tijuca, in the City of Rio de Janeiro, RJ, enrolled at the General Taxpayers' Registry #07.796.259/0001-30 and registered at the Accounting Regional Council of Rio de Janeiro (CRC-RJ) under the # 004216/O8, appointed to proceed the valuations of Ferrous and Jacuípe for the purposes of its merger into Vale. 3.518.065.712 votes in favor, 3.908.884 dissenting votes and 509.935.055 abstentions were calculated. 7.8 By the majority, the Valuation Reports determined by means of accounting books of Ferrous and Jacuípe, prepared by Premiumbravo; 3.358.697.806 votes in favor, 198.655.496 dissenting votes and 474.556.349 abstentions were calculated. 14

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued). 7.9 By the majority, the mergers, without a capital increase or change in Vale’s share capital, of Ferrous and Jacuípe into Vale, with the consequent transference of the accounting equity values of Ferrous and Jacuípe to Vale. As a consequence of the mergers, Ferrous and Jacuípe will be extinguished and Vale will succeed the both companies by way of universal title, in all their assets, rights and obligations, of legal or conventional order, in the terms of the applicable law. 3.569.574.861 votes in favor, 3.896.154 dissenting votes and 458.438.636 abstentions were calculated. 7.10 By the majority, pursuant to Articles 224 and 225 of Law #6,404/1976, the Instruments of Filing and Justification of Mergers of Minas da Serra Geral S.A. (“MSG”), MSE – Serviços de Operação, Manutenção e Montagens Ltda. (“MSE”), Retiro Novo Reflorestamento Ltda. (“Retiro Novo”) and Mineração Guariba Ltda. (“Guariba”), wholly-owned subsidiaries of Vale, signed by the managements of Vale and the mentioned companies, which establish the terms and conditions of the mergers of MSG, MSE, Retiro Novo and Guariba into Vale; 3.569.411.432 votes in favor, 3.896.057 dissenting votes and 458.602.162 abstentions were calculated. 7.11 By the majority, the ratification of appointment of Macso Legate Auditores Independentes (“Macso”), specialized company with commercial address at Rua Madre Cabrini, 341, room 2, 2nd floor, Vila Mariana, in the City of São Paulo, SP, enrolled at the General Taxpayers' Registry #23.037.018/0001-63 and registered at the Accounting Regional Council of Rio de Janeiro (CRC-RJ) under the # 2SP033482/O-3, appointed to proceed the valuations of MSG, MSE, Retiro Novo and Guariba for the purposes of its merger into Vale. 3.518.232.780 votes in favor, 3.732.204 dissenting votes and 509.944.667 abstentions were calculated. 7.12 By the majority, the Valuation Reports determined by means of accounting books of MSG, MSE, Retiro Novo and Guariba, prepared by Macso; 15

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 (Continued). 3.553.435.708 votes in favor, 3.872.014 dissenting votes and 474.601.929 abstentions were calculated. 7.13 By the majority, the mergers, without a capital increase or change in Vale’s share capital, of MSG, MSE, Retiro Novo and Guariba into Vale, with the consequent transference of the accounting equity values to Vale. As a consequence of the mergers, MSG, MSE, Retiro Novo and Guariba will be extinguished and Vale will succeed the companies by way of universal title, in all their assets, rights and obligations, of legal or conventional order, in the terms of the applicable law. 3.569.578.477 votes in favor, 3.914.456 dissenting votes and 358.416.718 abstentions were calculated. 08 - DRAWING UP AND PUBLICATION OF THE MINUTES The shareholders that attended the Meetings by the digital platform Webex are considered as subscribers of this minute and of the Company’s Meetings Attendance Book, being right that the record in the minute was taken by the meeting Panel, in accordance with the Article 21-V, First and Second Paragraph, of the CVM Instruction 481. Pursuant to Article 9, paragraph 2 of the By-Laws, these minutes are drawn up in the form of a summary of the resolutions taken and will be published with the omission of the signatures of the shareholders in attendance. 09 - CLOSING: There being no further matters to discuss, the Chairman of the meeting suspended the proceedings for the drawing up of these minutes, which was signed by the Chairman and the Secretary of these Meetings, in accordance with Article 21-V, §1 and §2 of CVM Instruction 481. I certify that the minutes are a faithful copy of the original drawn up in the proper book. Rio de Janeiro, April 30, 2020. Maria Isabel dos Santos Vieira Secretary 16

Minutes of the Annual and Extraordinary Shareholders’ Meetings of the Shareholders of Vale S.A., held cumulatively on April 30, 2020 EXHIBIT I BY-LAWS CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION Article 1 – Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation. Sole Paragraph – With Vale’s entrance to the special listing segment called the “Novo Mercado” of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Vale, its shareholders, including controlling shareholders, administrators, executive officers and members of the Fiscal Council are subjected to the Listing Rules of the B3 Novo Mercado (“Novo Mercado Listing Rules”). Article 2 - The purpose of the company is: I. the exploitation of mineral deposits in Brazil and abroad by means of research, exploitation, extraction, processing,industrialization, transportation, shipment and commerce of mineral assets; II. the building and operation of railways and the exploitation of own or third party rail traffic; III. the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor; IV. the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system; V. the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever; VII.constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related, accessory or instrumental to its business purpose. Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad. Article 4 - The term of duration of the company shall be unlimited. CHAPTER II - CAPITAL AND SHARES Article 5 - Vale’s capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand and seven hundred and eighty-two) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 5,284,474,770 (five billion, two hundred and eighty-four million, four hundred and seventy four thousand, seven hundred and seventy) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value. § 1 - The shares are common shares and “special”-class preferred shares. Vale cannot issue other preferred shares. § 2 - The special-class preferred shares shall belong exclusively to the Federal Government and shall have the rights which are expressed and specifically attributed to these shares in these By-Laws. 2/32

§ 3 - Each common share and each special-class preferred share shall confer the right to one vote in decisions made at General Meetings, observing the provisions of § 4 below. § 4 - The special-class preferred shares will have the same political rights as the common shares, except with respect to voting for the election of members of the Board of Directors, which shall only be ensured to the special-class preferred shares in the events set forth in § 4 and § 5 of Article 141 of Law No. 6,404/76. The special-class preferred shares are also ensured the right to elect and dismiss one member of the Fiscal Council, and its respective alternate. § 5 - Holders of special-class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria: a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher; b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed. § 6 – Special-class preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of § 5 of Article 5. Article 6 - The company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this Article, the Company, as a result of decision by the Board of Directors, may increase its paid-up capital independently of amendment to its By-Laws, through the issue of common shares. 3/32

§ 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up. § 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law No. 6.404/76, may be rescinded or have its exercise period reduced. § 3 - Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, excluding the shareholders' preemptive right. Article 7 - The special class share shall possess a veto right regarding of the following subjects: I - change of name of the company; II - change of location of the head office; III - change of the corporate purpose with reference to mineral exploitation; IV - the winding-up of the company; V - the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals; VI - any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws; VII - any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws. CHAPTER III - GENERAL MEETING 4/32

Article 8 - The Shareholders’ General Meeting shall be held, on an ordinary basis, within the first four months following the end of the fiscal year and, on an extraordinary basis, whenever called by the Board of Directors. § 1 - An Extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7. § 2 - The holder of the special-class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given. § 3 - Should the holder of the special-class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class. Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary shall be appointed by the Chairman of the Meeting. § 1 - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by another Officer or by a person specially appointed by the Chairman of the Board of Directors. § 2 – The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by the number of shareholders required to constitute the majority needed to approve the matters reviewed. CHAPTER IV - ADMINISTRATION Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company. 5/32

§ 1 - The investiture of the members of the Board of Directors and Executive Board shall be conditional on signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 53, in the Minute Book of the Board of Directors or Executive Board, as applicable, as well as in compliance with the applicable legal requirements. § 2 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office. § 3 - The positions of Chairman of the Board of Directors and Chief Executive Officer or the Company’s main executive may not be held by the same person. § 4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board. § 5 - The Board of Directors shall be supported by advisory bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter. § 6 - The members of the Board of Directors and the Executive Board shall exercise their duties based on the highest principles of ethics, aiming to advance the best interests of Vale and its shareholders, as well as respect for the environment and the sustainable development of the communities in which the company operates. SECTION I - BOARD OF DIRECTORS Subsection I - Composition Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 13 (thirteen) principal members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman. 6/32

§ 1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted. § 2 - From among the 13 (thirteen) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company. § 3 - Of the members of the Board of Directors, at least two (2) or 20% (twenty percent), whichever is greater, shall be independent directors (according to Novo Mercado Listing Rules), and the classification of the nominated members to the Board of the Directors as independent directors shall be voted on in the General Meeting that elected them. Members elected pursuant to the provisions of Article 141, § 4 and § 5 of Law No. 6,404/76 shall also be regarded as independent, in the event there is a controlling shareholder, when applicable. If the application of the percentage referenced above results in a fractional number of Directors, the result shall be rounded to the next highest whole number, as set forth in the Novo Mercado Listing Rules. § 4 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during the first Meeting of the Board of Directors held after the General Meeting which has elected them, subject to Article 10, § 3. § 5 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors. § 6 - Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy. § 7 - In cases of (i) impediments or temporary absences; or (ii) vacancy in the position of member of the Board of Directors; the remaining members of the Board of Directors may, at their discretion, appoint the replacement, who may be one of the alternates or other persons who fulfil the requirements necessary for the position, observing the provisions in § 9 below. Should 7/32 vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election. § 8 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with § 4 and § 5 of Article 141 of Law No. 6,404/76, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote. § 9 - With the exception of the principal members and their respective alternates elected by means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under § 4 and § 5 of Article 141 of Law No. 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall result in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy the provisions in § 7 shall apply, except in the scenario that an alternate was not elected by the same group of shareholders that elected the replaced member of the Board of Directors, in which case the remaining members of the Board of Directors may appoint the replacement until the first general shareholders meeting, which shall elect the whole Board. § 10 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or special-class preferred shares or company employees exercise the right established in § 4 and § 5 of Article 141 of Law No. 6,404/76 and in § 2 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of common shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the head paragraph of Article 11. 8/32

Subsection II – Workings Article 12 - The Board of Directors shall meet on an ordinary basis at least 10 (ten) times a year and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together. Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters or at offices of the Company, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote. Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members. Sole Paragraph - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined. Subsection III – Responsibilities Article 14 - The Board of Directors shall be responsible for: I. electing, evaluating and removing, at any time, the Executive Officers of the company, and assigning functions to them; II. distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board; III. assigning the functions of Investor Relations to an Executive Officer; IV. approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board; V. approving the company's human resources general policies as submitted to it by the Executive Board; 9/32

VI. establishing the general guidance of the business of the company, its whollyownedsubsidiarycompaniesandcontrolledcompanies, considering social progress and respect for the environment; VII. approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board, considering social progress and respect for the environment, as well as acting as guardian for execution of the approved strategy; VIII. approving the company's annual and multi-annual budgets, submitted to it by the Executive Board; IX. monitoring and evaluating the economic and financial performance of the company, considering Vale’s performance in its sustainability initiatives, and may request the Executive Board to provide reports with specific performance indicators; X. approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors; XI. issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board; XII. with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates; XIII. approving the risks policies of the company submitted by the Executive Board; XIV. approving the issuance and the cancellation of simple debentures, not convertible into share and without collateral submitted by the Executive 10/32

Board, as well as the issuance and the cancellation of debentures convertible into shares, within the limit of the authorized capital; XV. calling Shareholders’ General Meetings and approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting; XVI. approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Meeting; XVII. selecting, removing and setting the scope of work for external auditors of thecompany,ineachcasebasedontheAuditCommittee’s recommendation, and observing applicable legislation; XVIII. appointing and removing the persons responsible for the corporate governance office and the compliance office, the latter of which includes the integrity and the internal auditing area, as well as the Whistleblower Channel of the company, who shall report directly to the Board of Directors; XIX. approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures; XX. overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company; XXI. acting as guardian of the model and practices of corporate governance, including, but not limited to, approval of changes to the corporate governance rules, the process of rendering of accounts and the process of disclosure of information; XXII. approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and 11/32 controlled companies, as well as acting as a guardian of the company’s commitments related to human rights; XXIII. approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise; XXIV. approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board; XXV. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with. XXVI. establishing criteria for the Executive Board for the provision of guarantees in general and contracting of loans and financing and for the signing of other contracts; XXVII. establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14; XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14; XXIX. approving any reformulation, alteration, or amendment of shareholders' agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature; XXX. authorizing the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the 12/32 capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties, observing the provisions of Paragraph 3 below; XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders; XXXII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale; XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions; and XXXIV. preparing and disclosing a substantiated opinion on any tender offer to purchase the company’s shares, disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of Vale and all of Vale’s shareholders, including with respect to the price and liquidity of the securities owned by them; (b) the strategic plans disclosed by the offeror in relation to the company; (c) alternatives to accepting the tender offer available in the market; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM). The opinion referred to above must include a substantiated opinion in favor of or against acceptance of the tender offer for share purchase, advising that it is each shareholder’s responsibility to make a final decision about such acceptance. § 1 - The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the administrative, advisory and audit bodies of those companies and organizations in which the company participates, directly or indirectly. 13/32

§ 2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board. §3 - Transactions with related parties shall be made at arm’s length conditions, considering market conditions, and members of the Board of Directors whose interests may be in conflict with the company’s interests shall be excluded from participating in the decision-making process. SECTION II - COMMITTEES Article 15 - The Board of Directors, shall have, on a permanent basis, 5 (five) advisory committees, denominated as follows: Personnel and Governance Committee, and Operational Excellence and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee. § 1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill tasks beyond those set forth for the permanent committees as set forth in the head paragraph of this Article. § 2 - The members of the committees shall be remunerated as established by the Board of Directors, observing the provisions of Article 10, §4 above. Subsection I – Mission Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions. Subsection II – Composition Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators. Article 18 - The composition of each committee shall be defined and removed by the Board of Directors. 14/32

§ 1 - The members of the committees shall be appointed by the Board of Directors and may belong to such body, prohibiting participation of Vale’s Executive Officers and with due regard to applicable legal and regulatory provisions, in particular the provisions of Article 20 below with respect to the appointment of members of the Audit Committee. § 2 - The term of management for the members of the committees shall begin upon signing the instrument of investiture, and termination shall coincide with the end of the unified management term of the members of the Board of Directors, and reappointment shall be permitted. Subsection III – Workings and Responsibilities Article 19 - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors and the specific Internal Rules of each Committee; the provisions of Subsection IV below shall be observed with respect to the Audit Committee. § 1 - The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval. § 2 - Except if required by applicable legislation or regulations, the committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors. Subsection IV – Audit Committee Article 20 - The Audit Committee, the advisory board tied to the Board of Directors, is comprised of at least three (3) members, respecting the following requirements: I - the members of the Audit Committee must be independent members; II - at least one (1) member must also be an independent director of the company; III - at least one (1) member must not be a member of the company’s Board of Directors; IV - at least one (1) member must have recognized experience in corporate 15/32 accounting matters, under the terms of the applicable regulations and will be given the title of Financial Specialist at the time of his appointment; and V - the following are not allowed to be members of the Audit Committee: officers of the company, officers of its controlled companies, of its controlling shareholder, of associated companies or of companies under common control. §1 - The same member of the Audit Committee may accumulate the characteristic set forth in item IV of the head paragraph with one of the characteristics set forth in items II and III of the head paragraph of this Article. §2 - To be considered independent, the member of the Audit Committee must obey the independence criteria set forth in applicable regulations and legislation and in the Internal Rules of the Audit Committee. §3 - The duties of the Audit Committee Coordinator shall be defined in its Internal Rules, approved by the Board of Directors. Article 21 - The Audit Committee is responsible for, among other matters: I - providing its opinion and assistance to the Board of Directors in the hiring, compensation and removal of independent auditor services and other services that may be provided by the company’s external auditors; II - evaluating and monitoring the quality and integrity of quarterly information, intermediary statements and financial statements; III - supervising the work of internal audit, the area of internal controls and the area responsible for preparing the company’s financial statements; IV - monitoring the quality and integrity of the internal control mechanisms and the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements that were not foreseen in the structure of the usual reports on financial statements; V - evaluating and monitoring the company’s risk exposure; VI - evaluating, monitoring and recommending to management the correction or improvement of the company’s internal policies, including the Policy on Related Party Transactions; 16/32

VII - having means and establishing procedures to be used by the company to receive, process and handle accusations, complaints and information about (a) non-compliance with legal and normative provisions applicable to the company, in addition to internal regulations and codes, (b) accounting issues, (c) internal controls, and (d) audit matters; as well as ensuring specific procedures to protect the whistleblower’s identity and the confidentiality of the information; VIII - supervising and evaluating the work of the external auditors, in order to evaluate their independence, the quality of services provided and the suitability of services provided related to the needs of the company, and telling the company’s management at any point to retain compensation of the external auditors; and IX - mediate any disagreements between management and internal and external auditors regarding the company’s financial statements, problems or difficulties found by the auditors during the audit process, and disagreements with management regarding accounting principles and related matters. Article 22 - For adequate performance of its duties, the Audit Committee may decide to engage services of lawyers, consultants and analysts, as well as other resources that may be necessary for the performance of its duties, observing the budget proposed by the Audit Committee and approved by the Board of Directors. SECTION III - EXECUTIVE BOARD Subsection I – Composition Article 23 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers. § 1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove. 17/32

§ 2 - The Executive Officers shall have their individual duties defined by the Board of Directors. § 3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted. Subsection II – Workings Article 24 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows: § 1 - In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer. § 2 - In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term. 18/32

§ 3 - Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer. § 4 - Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer. Article 25 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter. Article 26 - The Executive Board shall meet on an ordinary basis once every fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote. Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board; Article 27 - The meetings of the Executive Board shall only begin with the presence of the majority of its members. Article 28 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to prioritize consensual approvals amongst its members. § 1 - When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the 19/32 matters raised for joint approval, including those listed in Article 29, and in respect of the exceptions stated in § 2 below; § 2 - Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein. § 3 - The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), § 1 stated above, in the first Board of Directors meeting which succeed the corresponding decision. Subsection III – Responsibilities Article 29 - The Executive Board shall be responsible for: I - approving the creation and elimination of Executive Departments subordinated to each Executive Director; II - preparing and submitting to the Board of Directors the company's general policies on human resources, and executing the approved policies; III - complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors; IV - preparing and submitting, annually, to the Board of Directors, the company's strategic guidelines and the strategic plan, considering socioenvironmental issues and executing the approved strategic plan; V - preparing and submitting the Company's annual and multi-annual budgets to the Board of Directors, and executing the approved budgets; VI - planning and steering the company's operations and reporting the company's economic and financial performance, as well as Vale’s performance in its sustainability initiatives, to the Board of Directors, and producing reports with specific performance indicators; VII - identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the 20/32

Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures; VIII - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases; IX - preparing and submitting the company's finance policies to the Board of Directors, and executing the approved policies; X - submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral; XI - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget; XII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting; XIII - adhering to and encourage adhesion to the company's code of ethics, established by the Board of Directors; XIV - preparing and submitting to the Board of Directors the company's policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies; XV - authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors; XVI - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors; 21/32

XVII - proposing to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature; XVIII - authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad; XIX - authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards of the Executive Board established by the Board of Directors; XX - establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors; XXI - establishing, based on the limits fixed for the Board of Directors for the Executive Board, the limits throughout the whole of the company's administrative organization hierarchy. § 1 - The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company approved by the Board of Directors, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments. § 2 - The Executive Board shall nominate, for decision by the Board of Directors, persons who shall form part of the administrative, consultant and audit bodies of those companies and organizations in which the company participates directly or indirectly. Article 30 - The responsibilities of the Chief Executive Officer are to: 22/32

I - take the chair at meetings of the Executive Board; II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting; III - coordinate and supervise the activities of the business areas and units that are directly subordinated to him; IV - select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal; V - coordinate the decision-making process of the Executive Board, as provided for in Article 28 of Subsection II – Workings; VI - nominate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 24 of Subsection II – Workings; VII - keep the Board of Directors informed about the activities of the company; VIII - together with the other Executive Officers, prepare the annual report and draw up the balance sheet. Article 31 - The Executive Officers are to: I - organize the services for which they are responsible; II - participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination; III - comply with and ensure compliance with the policy and general guidance of the company's business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities; IV - contract the services described in Article 22, in compliance with determinations of the Audit Committee. 23/32

Article 32 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer. § 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney. § 2 - The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board. § 3 - In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws. § 4 - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article. CHAPTER V - FISCAL COUNCIL Article 33 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration. Sole Paragraph – The investiture of the members of the Fiscal Council shall be conditional on the prior signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 53, as well as to meeting the applicable legal requirements. 24/32

Article 34 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted. Article 35 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates. Article 36 – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members. Sole Paragraph - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Shareholders’ General Meeting is held, their analysis of the management report and the financial statements. CHAPTER VI - COMPANY PERSONNEL Article 37 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, in compliance with the provisions of prevailing legislation. CHAPTER VII - FISCAL YEAR AND DISTRIBUTION OF PROFITS Article 38 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared. Article 39 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting. 25/32

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law No. 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special-class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company. Article 40 - The proposal for distribution of profit shall include the following reserves: I. Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force; II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company's share capital. Article 41 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends. Article 42 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet. Article 43 - The dividends and interest on stockholders' equity mentioned in the Sole Paragraph of Article 39 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favor of the company. CHAPTER VIII — SALE OF CONTROL AND EXIT FROM THE NOVO MERCADO Article 44 - The direct or indirect Sale of Control of the company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to the condition 26/32 that the Purchaser of control undertakes to conduct a tender offer to purchase common shares, the object of which is shares issued by the company and owned by the other common shareholders of the company, in compliance with the terms and conditions provided for under applicable law, regulations in effect and the Novo Mercado Listing Rules, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder. Article 45 - For the purposes of these By-Laws, the following capitalized terms will have the following meanings: “Group of Shareholders” means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder’s capital stock. “Economic Value” means the value of the company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM. Article 46 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and B3 regulations and the terms of this Article. 27/32

§ 1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the company’s common shares issued in the OPA. § 2 - The minimum purchase price in the OPA of each common share issued by the company shall be equal to the greater of: (i) the Economic Value determined in an appraisal report; (ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and (iii) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest. § 3 - The OPA referred to in the head paragraph of this Article shall not exclude the possibility of another shareholder of the company or, as the case may be, the company itself, formulating a competing OPA, pursuant to the applicable regulations. § 4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation. § 5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to 28/32 or higher than 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 46. § 6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in Article 44 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article. § 7 - Until November 9th, 2020, the provisions set forth in this Article shall not apply: (i) to the shareholders or Group of Shareholders bound by a shareholders’ agreement filed at the headquarters of the company on the date that the deliberations approved at the Extraordinary Shareholders’ General Meeting held on July 27th, 2017 became effective (“Base Date”) and which, on the Base Date, were holders of at least 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury (“Agreement”); (ii) to investors who may become party to an Agreement, provided that such investors’ equity participation is acquired in accordance with the terms of the respective Agreement; (iii) to partners and/or shareholders of the signatories of an Agreement, who succeed such signatories in the ownership of their equity participation. § 8 - The provisions of this Article 46 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies. 29/32

§ 9 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the company’s capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article. § 10 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under § 2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation. Article 47 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the “Defaulting Shareholder”), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM: (i) the Board of Directors of the company shall convene an Extraordinary Shareholders’ Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and (ii) in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the company’s common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer. Article 48 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 46. Article 49 - No shareholders’ agreement that provides for the exercise of Control may be filed at the company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of Article 46. 30/32

Article 50 - Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules. Article 51 - Vale’s exit from the Novo Mercado, whether by voluntary act, mandatory act or due to corporate reorganization, shall observe the rules in the Novo Mercado Listing Rules. Article 52 - Without prejudice to the provisions of the Novo Mercado Listing Rules, the voluntary exit from the Novo Mercado shall be preceded by a tender offer that observes the procedures set forth in regulations of the CVM for tender offers for cancellation of registration as a publicly-held company and the following requirements: (i) The offering price must be fair, and the request for a new appraisal of the Company shall be possible, as set forth in Law No. 6,404/76; (ii) Shareholders owning more than 1/3 (one third) of the shares in circulation shall accept the tender offer or expressly agree with the exit from the segment without selling shares. § 1 - For the purposes of this Article 52, shares in circulation shall be considered to be only those shares whose owners expressly agree with the exit from the Novo Mercado or enable the auction of the tender offer, as set forth in the regulations of the CVM applicable to tender offers of publicly-held companies to cancel their registration. § 2 - The voluntary exit from the Novo Mercado may occur independently of holding the tender offer mentioned in this article, in the case waiver is approved by the general shareholders’ meeting, under the Novo Mercado Listing Rules. CHAPTER IX — ARBITRATION Article 53 - The company, its shareholders, administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado), under its regulations, any and all disputes or controversies that may arise between or among them, related to or resulting from their condition as issuer, shareholders, administrators and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,385/76, Law No. 6,404/76, these By-Laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as 31/32

well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, other regulations of B3 and Participation Agreement Rules of the Novo Mercado. CHAPTER X - PROHIBITION OF CONTRIBUTIONS TO POLITICAL MOVEMENTS Article 54 - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates. 32/32

Vale S.A. Ordinary and Extraordinary Shareholders' Meetings Rio de Janeiro, April 30, 2020. 1. Shareholders’ meeting Agenda item I.I I vote for the DISAPPROVAL of the financial statements related to the fiscal year ended on December 31, 2019. After reviewing the Financial Statements, the Administration Report, Directors' Comments and other updated documents available at the company's email address (such as Form F 20 for the year 2019, filed with the United States Securities and Exchange Commission in April 2020) I vote for the disapproval of this agenda item. The information made available by the company in its financial statements is presented in a format that makes it difficult for shareholders to properly analyze how the company manages its business and the current state of its ventures. This flaw appears in the company’s disregard for its commitment to respect human rights, the environment and workplace safety standards, among others. Considering that these factors are essential for the improvement of the company's image (which is extremely degraded) and for the construction of a new pact with society, in which these elements are assimilated in the company's practices and considered as a priority in its decisions. Regarding to due diligence (Principles 17 and 18 of the UN Guiding principles on Business and Human Rights) related to the entire value chain that the company integrates: I would like to be properly informed on the following issues:

The company stated that, in 2019, it carried out a self-assessment of Human Rights • risks in 51 (fifty-one) of its projects [1]. What ventures are these? How can we access the content of this document? The company stated that in 2020 and the years to come will carry out external due • diligence assessments. Will these assessments take into account information and reports from potentially impacted individuals, groups and other relevant actors? In other words, will communities directly and / or indirectly impacted by the company's developments be considered in this analysis? What about non-governmental organizations that work to advise and defend their rights, will their advice be taken into consideration? The company stated that the company charters bulk ships to transport the products it • sells based on cost and freight (“CFR”) to its customers. In this case, will it provide information about what mechanisms the company uses to assess the risks of these negotiations? Are shipping costs the only thing taken into account? The purpose of this question is to clarify the shareholders on the care that the company adopts when hiring these ships. Recently, the ship MV Stellar Banner, owned by the South Korean company Polaris, • ran aground on the Brazilian coast of Maranhão carrying tons of oil and iron ore. Why did Vale hire a company that already had a history of previous shipwrecks? Is it simply a matter of costs? How is an analysis made of possible environmental damage that can occur in the case of negligence and lack of proper maintenance of ships? [2] The company stated in December of 2019 construction projects were completed • increasing the capacity of the S11D mine to 90 million tons per year and that by 2022 the project will be in a monitored acceleration phase. What does that mean? How does the company intend to accelerate production (exploration) at the S11D mine in the context of a pandemic that started in late 2019 and is currently spreading? How will this acceleration in production impact the lives and health of the populations living in the vicinity of these projects, including indigenous peoples such as those of the Xikrin ethnic group? In this regard, what justifies the company's decision to decrease, and then paralyze, • the mining operations in Voisey's Bay [3] and to foresee acceleration of operations in the S11D mine, in the company's Northern System in Brazil? Aren't the lives of people living in communities close to S11D and in other projects of all systems in Brazil equally important? How is this assessment of where to decrease, stop and increase production taking place? What factors are being considered by the company in this pandemic context? Finally, I ask that this declaration of vote be duly numbered, authenticated and filed with the minutes of this meeting, as provided for in S.A’s law, article 130, paragraph 1, “a” and “b”. Alexandra Montgomery 295.297.458-69 [1] Formula 20-F, p. 27. [2] In 2017, the Stellar Daisy and the MV Stellar Banner shipwrecked in the Atlantic Ocean, after leaving the port of Guaíba (Vale) in Rio de Janeiro-Brazil. The two vessels belong to the South Korean company Polaris.

[3] The company took the decision “as a precaution to help protect the health and well-being of the Nunatsiavut and Innu indigenous communities in Labrador, Canada in the face of the COVID-19 pandemic. We took this preventive action due to the exclusive remoteness of the area, with entry and exit operations and greater exposure to travel. We are working closely with communities and authorities to ensure that our operations do not act as a catalyst to inadvertently introduce the virus into these communities”. Form 20-F, page. 22.

Vale S.A. Ordinary and Extraordinary Shareholders' Meetings Rio de Janeiro, April 30, 2020. 1. Shareholders’ meeting Agenda item I.4 I vote for the DISAPPROVAL of the establishment of the global annual remuneration for administrators and members of the Fiscal Council for the year for 2020. In 2020, compensation is expected to total BR$ 201,671,139.00. Some causes for the increase are: readjustment in the fees of the members of the Board of Directors and advisory committees and increase in the number of members. Regarding the Statutory Board, there was an increase in the number of expected members and in the payment of suspended amounts in 2019 (variable remuneration) now in 2020. I consider inadequate the fee readjustments and the resumption of payment of variable remuneration, suspended in 2019. Especially regarding two issues: First, in the documents made available to shareholders, there is information from last year, which states that the Board of Directors made the decision to suspend the variable remuneration of its executives as part of the response to the crisis triggered by the Brumadinho disaster. This action was taken due to the fact that these individuals were under investigation as to what their responsibilities were for their involvement in the episode, which claimed the lives of more than 270 people (there are still missing people, including company workers, contractors and residents of nearby communities). Among the justifications for the return of the variable remuneration payment are the fact that Vale has made progress in their reparations program in Brumadinho. Also, the progress in the investigation to determine the responsibility of individuals involved in the episode. For this reason, the Board of Directors decided to resume variable remuneration payments to executives who are not involved in the investigations. Such a measure does not demonstrate prudence. Currently, Vale, Tüv Süd and sixteen more individuals (eleven of whom are Vale employees) are being criminally prosecuted for intentional homicide and serious environmental violations against the fauna and flora due to the Brumadinho disaster. This without considering the civil reparations for the damages caused by the rupture of the B1 Dam in Brumadinho. This criminal lawsuit pending before the State Court in Brumadinho is in its initial phase and according to investigators, Vale maintained some sort of a black box with a series of information about the conditions of its dams and even a program called “Calculation of Monetized Risk” with predicted amounts for the cost of compensation for material goods and even human lives, in the event of dam failure. The complaint also points out that there was broad internal knowledge in the company about unacceptable and intolerable geotechnical risk both for the broken dam (B1) and for so many others.

In view of the very serious circumstances pointed out in the complaint that triggered the aforementioned criminal action, it is not prudent for Vale to use the argument that its executives involved in the investigations are already with variable remuneration suspended and removed from their activities in the company and that those who remained, deserve to receive it, even for the great work they are doing in a context of crisis. It cannot yet be confirmed that other people are not involved in the crimes that are being investigated in a criminal lawsuit, which is in its initial phase. The testimonies of the defendants in court may be altered in relation to those that were given in the inquisitorial phase. At the moment, no senior official of this company, who were already in exercise in January 2019 should be exempted from the possibility of having his participation in the events that took place on January 25, 2019 confirmed during the ongoing criminal investigation. It does not seem to me acceptable, from an ethical point of view, that variable remunerations be resumed. At least, not until the final decision in the criminal lawsuit can prove that all of the employees who are being charged were not involved nor participated in the criminal activity they are being tried. Secondly, In relation to the executives who became part of the company's staff after the tragedy in Brumadinho, it also does not seem ethically appropriate for them to receive remuneration of the magnitude that is proposed considering the world pandemic and the social and economic crisis triggered by the covid-19 virus. Although we do not have precise information about the proportion of the crisis that we face. However, we know that sacrifices must be made by ordinary citizens, workers, shareholders, companies and the State. These sacrifices must be proportional to the economic capacity of each of these actors. What Vale needs to do with absolute priority is to ensure the continuity of all reparations measures to which it has already committed, the non-dismissal of its workers and the maintenance of their full salaries. It is not the time to pay our executives with exorbitant sums like those presented in this proposal. I am against readjustments in remuneration and payment of variable remuneration until criminal responsibilities for the tragedy in Mariana are defined and until the pandemic that plagues the whole world is overcome. Finally, I ask that this declaration of vote be duly numbered, authenticated and filed with the minutes of this meeting, as provided for in S.A’s law, article 130, paragraph 1, “a” and “b”. Alexandra Montgomery 295.297.458-69

Vale S.A. Ordinary and Extraordinary Shareholders' Meetings Rio de Janeiro, April 30, 2020. 1. Shareholders’ meeting Agenda item I.I for the disapproval of the Administration Report and Financial Statement After the crimes in Mariana and Brumadinho, Vale has shown it is inefficient and incapable of managing its assets and providing physical and moral security for its workers and mining cities. Changes in the risk classifications of its dams are recurrent in the media, which puts the company image and reliability even more at risk. After the crime that culminated in the death of 270 workers at the Córrego do Feijão mine, Vale was unmasked in the CPI of the Legislative Assembly of Minas Gerais and in the Report issued by the National Mining Agency, highlighting that the ANM is under the control of a pro-company Federal Government, moments in which the company's managers’ knowledge about the risk that several of its dams showed were exposed. This fact, which led to the immediate decision to decommission / de-characterize at least ten tailings dams. Stability Reports were presented and show that there are bombs over the heads of workers and mining towns, figuratively speaking. The sounding of sirens was not enough on the dawn of February 8, 2019. Sirens which caused panic to the residents of the city of Barão de Cocais. It risks its workers repelling and hanging from helicopters, to check the measurement instruments of the South-upper dam at the Gongo Soco Mine. Vale still had the cynicism of setting a day for the displacement of a embankment in this same mine, increasing the apprehension of outsourced workers, often in precarious work situations, who were building a wall in a hurry to contain the tailings that would `` surely” come down. through the mountains. The conduct of the company was precarious, putting its workers on exhausting working hours, at meeting points, to guide the entire population of Barão de Cocais, should the sirens ring again. There are still families who are homeless, there are still psychological demands to deal with, there is still a lot to compensate for the terror caused by the dam’s rupture. And all the while the price of iron ore reached levels above US $ 100 / ton. Even more recently, the Doutor in Ouro Preto dam, a Timbopeba mine, which were acclaimed by local management as “Vale’s safest”, became the target of numerous inspections by ANM, which found that the construction model was not a centered model as revealed by the company's reports and its stability reports, but that method it was constructed was exactly like the other dams that had broken. Correctly, the justice stopped the activities in the mine on March 15, 2019, from then on the company started to “play” with people's lives, starting with its employees, with speculation of transfers to the northern system (Pará). Then with displacement to meet the demands of other mines, keeping workers in the region away from their families for many days.

Downstream from the Doutor dam there is a district called Antônio Pereira, where hundreds of workers who depend on mining activity live and who have historically suffered from the exodus that only the ups and downs of mining can provide. In addition there is a lack of public investment in housing, basic sanitation, health, education and mobility in the district. A district which guarantees Ouro Preto's participation in CFEM (Financial Compensation for the Exploration of Mineral Resources) due to its geographical location, The area therefore has to live with Vale's presence and to see the financial resources being applied only at its headquarters in the city. And as expected, it was announced, on February 13 this year, the need to decommission the dam and that, for this to happen, 28 families should leave their homes, due to the risk of rupture during the works. The misinformation caused panic in the population that had to take public actions to try to get answers from Vale. The company continues to draw water from the lake formed at the dam, reaching levels never reached before, drastically reducing the chance of liquefaction that allows the structure to rupture. Even so, on April 1st, at a time when the whole country is threatened by a pandemic, when the population is forced into social isolation to save itself, Vale raises the level of security of the structure to 2. Within the company's own procedures, this new factor may force the sirens to be triggered again. As was done in Barão de Cocais, but what is different from the previous incident was the announcement of the removal of over 60 families from their homes. Vale's neighboring population in Ouro Preto is now between the virus and the mud, unanswered and afraid. I am convinced that the expense provisions, if the indemnities are minimally fair for the families made homeless by Vale, (only for the region of Ouro Preto, Mariana and Barão de Cocais) will far exceed the expected, and that the dividends to shareholders should be suspended until the total repair of all areas are completed and reparations are given to all the people affected by Vale. I close with this, due to the disapproval of the Administration report and financial statements, warning that the company's management not only puts the lives of its workers at risk, but also of the residents close to its structures. That the “sensibility” of the market will be riddled with the errors that this administration has successively been making. And I request that this declaration be fully attached to the Minutes of this Assembly. Bruno César Teixeira 093.811.366-61

Vale S.A. Ordinary and Extraordinary Shareholders' Meetings Rio de Janeiro, April 30, 2020. 1. Shareholders’ meeting Agenda item I.I for the disapproval of the Administrators and the Financial Counsel’s Remunerations for 2020 The year 2020 represents for Vale the opportunity to continue operating in Brazil. For this, it must remain aligned with the needs of those who were directly and indirectly affected by their crimes in bothe Mariana and Brumadinho. Therefore, management must always work in a risk scenario. A scenario which is incompatible with a 78% increase in the total compensation of the company's Directors and Executives, when compared to the previous year. We are living in a delicate moment in the recent history of humanity, the pandemic presents an uncertain economic future, as well as the demand for industry raw materials exported by the company. In addition, workers at the front of production, who are the foundation of the company, received a meager 3.5% increase in their pay in the last year. We are living in times when the company's base must be valued, because despite all the obstacles that life has imposed on the people which make up this base, they continue to risk their lives to guarantee the production, viability, continuity of the company. The policy of overvaluing the leadership, to the detriment of the decrease in prestige by the shop floor worker, is outdated. Those who are in charge of the business are those who make the product ready for sale / export. In a quick analogy, without executives, the company survives, but without the “common worker” on its factory floor it doesn't. In order to show further appreciation to the company's base, I reject the proposal that honors its management and rejects its most fundamental employees. Therefore, I request that this declaration be fully attached to the Minutes of this Assembly. Bruno César Teixeira 093.811.366-61

Vale S.A: Annual General Meeting of Shareholders 2020

Statement on Vote

Item I of the agenda – Voting on financial statements for the fiscal year ending 31 December 2019.

Divergent Vote

I do not approve the statements given as relevant information is omitted from them. They are fraudulent as they contain false information.

Justification:

- On page 2 of Report 20F, presented to the New York Stock Exchange, in BUSINESS PANORAMA, Vale states that "The dam burst resulted in 270 deaths."

  There were 272 victims, considering the babies, Lorenzo and Maria Elisa.

  Why does Vale insist on disregarding the deaths of these two unborn babies?

Due to the COVID-19 crisis, the State of Minas Gerais has stopped searches for the eleven people still missing. According to news broadcast by CBN[1], "the governor of Minas Gerais, Romeu Zema, has promised the families of Brumadinho that the search for missing people will be resumed once the risks related to coronavirus have passed."

I hereby declare that Vale has a moral responsibility to support resumption of searches as soon as health conditions improve.

The report by the Parliamentary Commission of Inquiry by the Chamber of Deputies, dated November 2019 states, on page 25 that: "Vale must assume responsibility and treat the local population with the utmost respect and pay all damages fairly and equally." This confirms the company´s disrespectful conduct, as much as ten months after the criminal tragedy in Brumadinho and four years after the criminal tragedy in Mariana.

Furthermore, on page 2 of Report 20F Vale states: "Dam I received waste from the Feijão and Jangada mines from 1976 until it was deactivated in 2016."

If the Jangada community has been affected by the Paraopeba Complex since the 1970s, why does the company persistently fail to consider them as having been affected by the bursting of Dam I and by the damage historically caused by operations in Brumadinho?

When will the company and MBR, controlled by them, officially submit the Closure Plan for the Jangada mine, that has been demanded by the communities, as a fundamental measure to preserve lives, health, water safety, food production, ecotourism and the areas and species of the Atlantic Rainforest that still exist in the region? Or does Vale still intend to restart operations in Brumadinho, at the site of the tragedy, even after all that has happened?

Page 3, item *(ii) Efforts towards reparation and remediation*:

1) Preliminary agreement with Federal Government, the State of Minas Gerais and the Public Prosecutor´s Office, regarding monthly payments and emergency assistance.

Firstly, it is important to note that the voices of the people and communities that were affected by the dam burst are not, and never have been, duly heard and considered in the process that resulted from this agreement. In fact, there were a number of protests in Brumadinho[2] contesting the new agreement, signed in October 2019, that met the interests of the company by restricting payments. Subsequent to the

1 https://glo.bo/3eLMfAK

2 https://g1.globo.com/mg/minas-gerais/noticia/2019/12/02/moradores-de-brumadinho-fazem-ato-contra-fim-do-auxilio-emergencial-da-vale.ghtml protests, meetings were held between the company and local inhabitants, with the participation of the State and Federal Public Prosecutor´s Offices. Despite a significant public outcry, Vale chose to ignore the grievances and recommendations expressed by the legal institutions. **Why has Vale once again violated those affected, by invalidating them, employing delay tactics and failing to comply with the demands that were submitted?**

2) Preliminary agreement with Public Defenders of the State of Minas Gerais, signed in April 2019.

Why does Vale proffer this measure as a positive one when it was systematically questioned by the Minas Gerais Public Prosecutor´s Office?[3] The Public Prosecutor, André Sperling stated that "there are a number of traps and perils that face the people affected who make this kind of agreement." According to a note published by the *Estado de Minas* newspaper: "the Minas Gerais Public Prosecutor´s Office had already reported a lack of transparency in the table of values for damages, put together without the participation of representatives for those affected."

- - On page 4, still in item *(ii) Efforts for reparation and remediation*, Vale cites under "other agreements" one that was signed with the Pataxó indigenous community, who were seriously affected by contamination of the River Paraopeba that runs through their village.

However, in the response sent by Vale to the Federal Public Prosecutor´s office (Ref: note number 1802/2020/MPF/PRMG – Civil Inquiry number 1.22.000.000418/2019-12), on 24 March 2020, already in the context of the COVID-19 pandemic, the company states: "All field activities referring to the execution of said plan for health assistance have been temporarily suspended, with a view to meeting the recommendations for isolation, issued by the relevant public authorities (...)"

Why has Vale suspended its health assistance plan for the indigenous people, yet it has not suspended its extractivist activities which is exposing workers, their families and their communities to a huge risk of contamination by the coronavirus?

Furthermore, in the same document:
"Vale S.A would like to advise it will not be committing to the provision of hand sanitizer, as the company has no legal obligation to provide a supply that is unrelated to the ´DAM BURST´ and also because there a number of national logistical obstacles to purchasing this product."

Why is Vale unable to overcome "national logistical obstacles" to suppling hand sanitizer to the indigenous people yet it has managed to import eighty-one thermal cameras from China and Sweden?

Furthermore, **does Vale actually consider taking its workers´ body temperature at the gates of its units, to be an effective measure? Should the crowds and exposure to which its workers are submitted when traveling from home to work also be taken into consideration?**

- On pages 10 and 11 of Report 20F there is information on a number of working tailings dams that have not been granted the Declaration of Stable Condition (DCE) and only four of them (Sul Superior, B3/B4, Vargem Grande and Doutor) have justified the evacuation of a total of over seven hundred people. It is also stated that *"Seventeen other structures, currently out of service, were not granted DCEs. We have an obligation to evacuate people from the Self-Rescue Zone of these 17 structures, as they are classified as level 1 emergency by the PAEBM"*.

However, no information is provided as the why this number of dams has not been granted the DCE, casting doubt on the efficiency of environmental control at operations in Minas Gerais, nor on the total number of people in the Self-Rescue Zone of these structures which is an important piece of data in risk management and the provision of financial resources should there be other bursts or evacuations.

---

3 https://www.em.com.br/app/noticia/gerais/2019/04/23/interna_gerais,1048384/promotor-denuncia-armadilhas-acordo-entre-vale-e-defensoria-publica.shtml

There is also no information on the different simulations carried out in Minas Gerais, in the region known as the Quadrilátero Ferrífero, by the National Defense in conjunction with Vale, that involved thousands of people who are in the Self-Rescue Zone of the tailings dams in the company´s systems in the South-east and South.

According to official data, from 31 March 2020, at the National Mining Agency (ANM), there are three dams at risk (belonging either to Vale or its company MBR), which have no certificate of stability, in the Paraopeba Complex in the South System, namely: Menezes II, B6 and Capim Branco. Of the forty-seven dams closed down by the National Mining Agency for not providing certification of stability during the March 2020 campaign, twenty-six (55%) belong to Vale and/or its company MBR. **Is this the result of the changes in processes and governance carried out by the company following the dam 1 burst?**

In light of the scenario outlined here, **how can shareholders and the market feel confident about the company or give credibility to the statement on page 2 which says that "*as we make progress into improving our business, valuing people, security and reparation, we are firm in our ambition to become one of the safest and most trustworthy companies in the world*"?**

- With regards to water consumption in the company´s activities, Report 20F states on page 21 that *"We are currently developing programs and rolling out actions that go beyond fulfilling legal requirements, in order to optimize water usage and consumption. Recycled water represents 83% of our total demand for production. We want to reduce new water captured and used in processes by 10%, which means less freshwater being captured for the same volume of production".*

Once again, the company´s annual report handles this matter superficially and does not provide any numerical data, such as, for example the hydric balance of its operations in terms of the availability of water for other uses, in particular in the South and South-East systems in the Quadrilátero Ferrífero region of Minas Gerais. There is a real risk of shortages for a population of around five million inhabitants, due to the accumulated effects of the impact of intense mining activity on aquifers and groundwater recharge areas, the impact on the hydrographic basins of the River Doce and the River Paraopeba and changes in rainfall patterns due to climate change.

- The table "Iron Ore Reserves" on page 80 of Report 20F states that the Minas Centrais complex in the South-east System includes reserves for Projeto Apolo.

Did Vale evaluate, in its risk analysis for Projeto Apolo that *"this raises issues regarding interference in water production for the Metropolitan Area of Belo Horizonte"* (Environmental Impact Study for the Apolo Mine, 2009) and that this project does not yet have licenses and may not be able to acquire these because it is situated in the immediate surrounds of the Serra do Gandarela National Park?

The worldwide forecasts for a fall in GNPs, including in China, are likely to bring down the price of minerals. Could this affect the cash flow of reparation work in the River Doce and Paraopeba basins and of risk prevention for other tragedies?

The proven reserves of iron ore included in the 20F form by the company (4.05 billion) indicate depletion of the mines in thirteen years´ time. What are the company´s plans for exploration of probable reserves (12 billion tons)? Do these plans consider the prospect that it may be impossible to mine in the Quadrilátero Ferrífero (South and South-East Systems) in Minas Gerais, as this may be socio-environmentally unsustainable given the proximity of populations, the high number of tailings dams, thousands of people in the Self-Rescue Zone and the risk to the safety of the water supply of around five million inhabitants?

What are the plans for the closure of the mines where depletion occurs or which are no longer viable for mining, as well as for the transition of communities and municipalities that will lose their source of work and income after decades of the company´s operations?

Conclusion In light of the above and my daily experience as a Jangada inhabitant, neighbor to the Jangada and C6rrego do Feijao mines in the Paraopeba Complex, in Brumadinho, I state with conviction that Vale should not include the following false sentence, found on page 5, in a report as important as the 20F: "Some initiatives have been implemented to allow Brumadinho residents to share their experiences and feelings, with the aim of rebuilding self-esteem and fortifying their sense of belonging to this community and place." The discrepancy between this statement and what actually happens is still very wide. It is not without reason that this has led to a number of legal actions by investors around the world who feel they have been deceived by the company. A radical change in behavior is required. Investors that have withdrawn from Vale on ethical grounds, such as the Church of England Pension Fund, will only consider the possibility of returning should this change occur. If company management persists in this behavior they will continue to suffer the kind of pressure that forced them to withdraw from the UN Global Compact, the world's largest private sector environmental and social responsibility initiative. I repeat here two sentences that appear in the voting statement I submitted to the Annual General Meeting in 2019, that are worth reiterating: i) There is a clear unwillingness of the company to accept the demands made by the population affected and the institutions of law; ii) [...]the company violates in full the treaties and commitments entered into with the Brazilian Securities and Exchange Commission (CVM), stock exchanges, financial agencies and banks and international organizations. For all the reasons described here, I conclude that there is a need to stop all Vale S.A and its company MBR's operations and extractivist activities (particularly during the COVID-19 health crisis we are facing) until the safety of its workers and tailing dams can be ensured and full, holistic reparation in the basins of the River Doce, River Paraopeba and the River Sao Francisco is carried out. We understand holistic reparation as it is defined by the Inter-American Court of Human Rights case law which provides for compensation measures for non-material and material losses and damage to life projects as well as measures for satisfaction, restitution, rehabilitation and guarantees of non-repetition. Only then will it be possible to win back the credibility and trust of investors, governments, neighboring communities and of society. With reference to page 141 of the 20F, providing information on the Compliance and Risk Committee (created to support the Board) which mentions monitoring of Vale' s Governance Model, "known as the Vale Production System (SPV), guaranteeing the standardization of processes and policies and practical improvements to allow increasingly more productive, safe and environmentally responsible operations and assuring the integrity of company assets [...]", I await a detailed response from the Compliance Committee with regards to ALL the issues raised in this statement of vote. As matters stand, Vale S.A is an unviable company. As such, I request that this statement of vote be duly sequenced, authenticated and archived, IN FULL (in Portuguese and English), along with the minutes of this annual general meeting, as set out in the Equity Companies Act (Act n° 6.404/1976) article 130, paragraphr, "a" and "b". I look forward to receiving a written response to these enquiries and considerations within thirty days. Carolina de Moura Campos Shareholder

Vale S.A: Annual General Meeting of Shareholders 2020 Statement of Vote Item 4 of the agenda – Setting annual global remuneration for Company managers and members of the Fiscal Council for the year 2020 Divergent Vote. There is a significant difference in the variable remuneration of members of the board, going from R$ 47.4 million in 2019 to an estimated R$ 130.1 million in 2020. Even considering normal differences in remuneration (with payments related to the fiscal year of 2019 being paid in 2020) there is a difference of R$ 77.2 million in 2019 and R$ 100.3 million in 2020. Given the large volume of agreements and values still in progress or awaiting trial regarding crimes in Mariana and Brumadinho, is there a concern that this could complicate the company´s position in terms of the organizations involved in these lawsuits, even affecting the company´s image? As such, I request that this statement of vote be duly sequenced, authenticated and archived, IN FULL (in Portuguese and English), along with the minutes of this general assembly, as set out in the Equity Companies Act (Act nº 6.404/1976) article 130, paragraph1o, “a” and “b”. I look forward to receiving a written response to these enquiries and considerations within thirty days. Carolina de Moura Campos Shareholder

Vale S.A: Annual General Meeting of Shareholders 2020

Statement of Vote in Divergence with item 1.1 of the agenda

I hereby express my vote in condemnation of the Management Report and the Financial Statements for the fiscal year ended December 31, 2019 (item 1.1 of the agenda), for the following reasons:

Firstly, I should like to pay my respects to all the families of the victims who have died and to all the victims who have survived the company´s operations worldwide, not only the people affected by the dam bursts, but also those whose health has been affected by pollution, people who have been run over by cargo trains and the workers who are suffering the consequences of the company´s insistence in continuing its operations during the pandemic.

I register my special tribute to Mr. Edvard Dantas Cardeal, a resident of the community of Piquiá, in Açailândia, Maranhão, Brasil, a tireless human rights defender, who died early last January due to lung problems resulting from his exposure to pollution caused by mining and steel operations.

Clear and effective recognition is needed on the part of the company regarding its responsibility for all the deaths and other damage caused by its operations. The company should also make public apologies and dignify each one of its victims at its meetings and assemblies and by means of communications to news outlets at peak viewing time on national networks.

1. Failure to inspect and maintain the dams which are in imminent risk of bursting (level III alert)

Last February, over one year after the tragic bursting of the Brumadinho dam, we were surprised with the news, splashed across a number of the country´s newspapers,[1] that the company was not inspecting dams or carrying out any kind of maintenance work. They were at the highest level of alert (imminent risk of bursting). These dams were Sul Superior, in Barão de Cocais (Gongo Soco mine), Forquilha I and II (Fábrica mine), in Ouro Preto and B3/B4 (Mar Azul mine, owned by Vale's company MBR), in the Macacos community, in Nova Lima.

The news was based on the minutes from a hearing regarding records of Ação Civil Pública (class action), case nº. 1005310-84.2019.4.01.3800, in progress at the 5th Federal Court of the Judiciary Section of Minas Gerais.

At the judicial hearing on 17 February 2020, the Security Manager for Mining Dams at the National Mining Agency (ANM), Luiz Paniago Neves stated that *"after one year without inspection or maintenance work at the dams on level III alert and the locations within the Self-Rescue Zone of the dams, the scenario was becoming progressively worse and, if the enterprise and consultants did not take direct action at the dams, they would certainly burst. During the previous week, the ANM team, with a consultant from AECOM, had inspected the structures at the Fábrica complex and observed a number of anomalies that required intervention as soon as possible. Inspections using helicopters are carried out by people who are not specialists in geotechnical engineering and are a palliative that does not solve the problem"*.

According to the records of the aforementioned lawsuit, *"the ANM, the AGU and the State of Minas Gerais Public Prosecutor's Office are reiterating their demands that the enterprise, namely Vale, bring its plan of work into line with compliance."*

---

1 O Estado de São Paulo, *"Órgão federal vê piora em quatro barragens com risco de romper em Minas"* (23/02/2020): https://brasil.estadao.com.br/noticias/geral,orgao-federal-ve-piora-em-4-barragens-com-risco-de-romper,70003206466

"Subsequent to the efforts and demands of the National Mining Agency, Vale forwarded documentation containing its plan of work, on 20 March 2020. The date of 20 March was the result of a number of authoritative moves by the ANM to force Vale to comply with its obligation to set out plans of work as they had not been done satisfactorily. In other words, they had not been approved for the next phase."[2]

However, on 9 April 2020, in a technical note, the ANM rejected the plan of work presented by Vale S.A, deeming it insufficient and in need of modification.

Furthermore, records show that on 17 April 2020, the Federal Public Prosecutor´s Office, represented by the Federal Attorney Dr Flávia Cristina Tavares Tôrres, sent a letter[3] to the Company Chairman, Mr Eduardo Bartolomeo, stating that *"the company has still not carried out the changes demanded by the ANM in the plans of work submitted"* and asking for a reply in seventy-two hours.

Question: Why is the company failing to carry out inspections or any type of maintenance work at the four dams that are on high alert, in other words in imminent danger of bursting? What are the difficulties encountered in putting together a plan of work that is in line with the requirements of the institutions for inspection and control?

2. The company´s conduct concerning employees accused of serious criminal actions

In February 2020, the company and eleven of its employees were accused of serious crimes in relation to the bursting of the dam at Brumadinho.

The employees in question are:

Fabio Schvartsman, Silmar Magalhães Silva, Lúcio Flavo Gallon Cavalli, Joaquim Pedro de Toledo, Alexandre de Paula Campanha, Renzo Albieri Guimarães de Carvalho, Marilene Christina Oliveira Lopes de Assis Araújo, César Augusto Paulino Grandchamp, Cristina Heloíza Da Silva Malheiros, Washington Pirete da Silva and Felipe Figueiredo Rocha.

This means there are strong indications that these people committed aggravated second-degree murder, against two hundred and seventy people (article 121, paragraph 2, items III and IV, of the Penal Code) and environmental crimes against flora and fauna and causing pollution, provided for in Act 9.605/1998 (Environmental Crime Act).

The Minas Gerais Public Prosecutor's Office condemnation, received by the Brumadinho District Judge, expressly states that:

"The unacceptable (intolerable) conditions of geotechnical security at Dam I of the Córrego do Feijão mine was fully and deeply understood by those making the condemnation. These contributed to the failure to adopt known and available measures of transparency, security and emergency thus assuming the risk of causing deaths and environmental damage as result of the bursting of Dam I."

The criminal demand in question, case nº. 0003237-65.2019.8.13.0090, is currently in progress at the 2nd Civil, Criminal and Criminal Sentencing Court in Brumadinho.

---

2 Despacho nº. 00124/2020/NMAF/SAP/PFMG/PGF/AGU, de 15 de abril de 2020, firmado pelo Procurador Federal Dr. Marcelo Kokke.

3 Ofício nº. 2336/2020/MPF/FORÇA TAREFA BARRAGENS.

It is known that, it was only after it was determined by legal instit1;1tions, that the Board of Directors removed Fabio Schrtsman from his post as Chief Executive Officer, more than thirty days after the dam burst Fabio Schvartsman, however, was kept on as statutory director of the company until 9 April of this year, when, finally the Board of Directors decided to dismiss him from the company and terminate his contract. Question: What is the contractual situation of the other ten company employees who are accused of , the criminal demand cited. above? Are they carrying out their functions, as normal? What is company policy in cases of this nature? 3. Vale S.A's relationship with dam security certifiers It is public knowledge that investigations into crimes related to the darn burst in Brumadinho concluded that the companies Vale S.A and TOV SOD had been involved in a promiscuous relationship and had hidden the unacceptable security conditions of the Vale mining darns from the authorities, shareholders and investors. It is no coincidence that TOV SOD and some·of its employees are among those accused of criminal case • OQ03237-65.2019.8.13.0090, in progress at the 2nd ·civil, Criminal arid Criminal D0 Sentencing Court in Brumadinho. In addition, their conduct is being investigated in the country of their headquarters (Germany), following an initiative by five close relatives of fatal victims and by the German organizations Misereor and the European Center for Constitutional and Human Rights (ECCHRt, w!th the support of the Associa ao Comunitfuia da Jangada and Articula ao Internacional dos Atingidos e Atingidas pela Vale. Question: What concrete measures have been taken by Vale S.A with regards to the companies that evaluate and certify the safety of their darns, so that the lessons of the experience with tOV SUD are effectively learned? 4. Minine riehts for eold exploration on imliJ:enous Jands in Brazilian Amazfinia According to a report in the newspaper-"0 Estado de Sao Paulo",. dated 6 December 2019, "Vale, traditionally acknowledged for ventUres connected to the extraction of iron, is among those most interested in exploring for gold on indigenous land. The Brazilian mining company has sevent;y-six active mining rights for gold exploration in Amawnici Legal, counting only those directly related to demarcated indigenous land.,, · Although the company responded to the newspaper with a statement that it "does not carry out any research, study or extraction activities on land of this nature" and knowing the serious impact of gold mining which uses large quantities of toxic elements, with a high potential for damaging the environment and people's health, it is worth asking what Vale S.A's intentions are with regards to its mining rights for the explonition of gold on indigenous land in Amaionia. What is the company's stance on bill191/2020 and other Federal Government initiatives aimed at easing and encouraging mineral exploration on indigenous land, a measure that is vehemently opposed by the Coordena ao das Organiza oes Indigenas da Amazonia Brasileira (COIAB)5 and the Articular;ao dos Povos Indigenas do Brasil (APIB)£? 4 Deutsche Welle: "Queixa contra 'I'OV Sud avana na Alemanha" (18/02/2020):bqps:/lwww,dw.com/pt-br/gueixa- contra-t%C3%BCv-s%C3%BCd-avan%C3%A7a-na-a}ernanba/a-52423606 5 httn://apib.info/2020102106/coiab-repudia:RI-que-pennite-a xploracao-minerali:nergetica-e:do-asronegodo-nas· tenarindigenas.! 6 https://dmi.o g.br/2020/02/apib-rep!Jdia-projeto=govemo-bolsonaro-libera-mineracao-bidreletricas-agronegocio-, tenas-indigenas/

5. Company poli«;l on eviction {evacuation) I consider it necessary to discuss the problem with the Vale's policy for cases of forced removal of people who live in area.s potentially affected by flooding from the dams that are at risk of bursting. As we know, Vale S.A. has been under legal obligation to carry out these evictions since February 2019 and many families in a number of municipalities in Minas Gerais have already been affected. In the case of the Antonio Pereira community m Ouro Preto, sixty-one families are being evicted in April 2020, in the midst of the COVID-19 pandemic, due to the rapid escalation of the risk classification of the Doutor dam of the Tnnbopeba mine. I have received information about families leaving their homes and being taken to temporary accommodation without any evaluation of their houses being carried out. Some families are saying that they are being forced to sign contracts with a confidentiality clause, without being given a reasonable timeframe to consult lawyers, public defenders or other professional people they trust. Some families, removed from their homes over a year ago, are still in' temporary housing, in hotels or rented houses and have no secure prospects for the future. 7 This is causing people insecurity and distress, it is interfering in their life plans and is impeding fair reparation in accordance with legislation and international standards for evictiQn. Question: What is the company policy for cases of evictions? To what extent does this policy guarantee that these people's rights are not violated? Is there a timetable for these evictions? What is the forecast for a definitive solution regarding housing for each of the evicted families? 6.Reputation with investors and society Vale was banished from the Corporate Human Rights Benchmark and had to withdraw from the Global Compact. It was removed from the portfolio of Sustainable Business Index (ISE) at the Sao Paulo stock exchange (BOVESPA). The cpmpany is the target of a number of lawsuits in the United States and other countries, lodged by investors who feel the company has deceived them. Some lmportant investors nave delisted in recent months, for ethical reasons. Question: What concrete actions, beyond discussion, are being taken by the company to regain investors' trust? And the remaining investors - what concrete measures are they taking so that the company stops violating rights and playing a leading role in scandals? 7.The future of Vale's extractive operations in Brumadinho As a person who lives in the Jangada community in Brumadinho, a neighbor of the Paraopeba Complex where the darn that burst on 25 January 2019 is located, I have the following .qyestion: When will Vale (and MBR, controlled by it) officially submit their Closure Plan for the Jangada Mine that has been demanded by the communities, as a fundamental measure to preserve lives, health, water safety, food production, ecotourism and the ar as and species of the Atlantic Rainforest (Mara Atlantica) that still exist in the region? Or does Vale still intend to restart..,._ operations in Brumadinho, at the site of the tragedy, even alter all that has happened? 7 Agencia Brasil, "Barragens em risco deixam fumilias desalojadas por tempo indeterminado - So a Vale ma.J'ltem 430 familias morando em hotels ou em casas alugadas'' (08 12/2019): btms://agenciabrasil.ebc.com.br/geral/noticiaJ2019-12/barragens-em-risco-deixam-familias-desalojadas-por-tempo-indetenninado ·

8. <u>Continued extractive operations during the COVID-19 crisis</u>

Mining operations are notorious for agglomerations with an intense flow of people and this is why they are going against the World Health Organization's recommendations for preventing cases of COVID-19.

A note[8] published by the prestigious organization *Mining Watch Canada* indicates ten reasons why mining companies are placing workers and communities at great risk by failing to act swiftly to restrict or suspend their operations because of COVID-19. Among the points raised the following are of particular importance:

*"**Mines Are Isolated With Limited Health Resources:** Mining projects and operations are often very isolated and far away from adequate health facilities and supplies. Indigenous and rural communities already burdened by inadequate access to basic social services could be left without help."*

In addition:

*"**Mine Sites Are Confined and Congested:** Mining often requires large numbers of workers working together in confined spaces, and mining camps have shared eating, sleeping and bathing facilities. Social distancing is difficult if not nearly impossible to practice in those conditions, contributing to increased risks of transmission."*

And:

*"**Mining Workforces Are Transient:** Most mines today depend on mobile workforces, and the chance of COVID-19 being introduced to remote and vulnerable communities by frequent exposure to a transient workforce is great. Fly-In Fly-Out (FIFO) Operations require personnel to be in close proximity in airports on planes, etc. and international operations depend on engineers and managers flying in and out from other countries."*

In a note published recently with the title "Don´t wash your hands of human rights obligations,"[9] International Federation for Human Rights (FIDH) stated that:

*"Human rights due diligence implies **identifying human rights risks linked to companies' operational context, and enhancing prevention or mitigation measures where risks are identified**. The corporate practices mentioned above are in fundamental contradiction with such principles, and further endanger workers' right to health, but also that of their relatives and communities. Governments also have a duty to protect their citizens' human rights by ending such corporate practices, and ensuring essential workers have access to adequate protection."*

In this sense, it is clear that extractive operations by Vale S.A. are a significant hotspot for the dissemination of the new coronavirus. According to official data from last Monday, 27 April 2020, Paraupebas has one hundred and nine cases of COVID-19 and 7 deaths. Paraupebas is 3rd in Pará and 70th in Brazil in overall figures for cases testing positive for coronavirus. The number of deaths among workers at the company has increased significantly in recent days, accompanying the upward curve in the country, which already has more than 5,000 confirmed deaths.

---

8 *"COVID-19: Mining Companies Putting Workers and Communities at Greater Risk":* https://miningwatch.ca/blog/2020/3/31/covid-19-mining-companies-putting-workers-and-communities-greater-risk

9 https://www.fidh.org/en/issues/globalisation-human-rights/don-t-wash-your-hands-of-human-rights-obligations-corporate-due

A report by the outlet The Intercept Brasil, by the prestigious journalist Mauricio Ângelo, presents evidence that *"even with contaminated staff Vale is continuing operations and agglomerations in the mines."*[10] He reports that:

"Videos and photos obtained for the report shows Vale employees and outsourced workers crowded together and in direct contact at the Carajás Complex. If the company is actually taking any steps to mitigate risks, they are not having any effect at all."

Question: Is Vale really not considering suspending any of its extractive operations in Brazil?

For all the reasons described here, I conclude that there is an urgent need to immediately stop all Vale S.A. operations and extractive activities (particularly during the COVID-19 health crisis) until the safety of its workers, dams at risk and the neighboring communities can be ensured and effective full reparations for all damage incurred is carried out.

We understand full reparations as it is defined by case law at the Inter-American Court of Human Rights which provides for compensation measures for non-material and material damages and disrupted life plans, as well as measures for satisfaction, restitution, rehabilitation and guarantees of non-repetition.

Only then it will be possible to win back the credibility and trust of investors, authorities, communities and the general public.

In light of the above it is impossible to approve the Management Report as it does not provide a true picture of the company's safety operations, nor does it demonstrate effective decision-making by company management regarding the safety of the dams, prevention of the risk of spreading the new coronavirus or holistic reparation for damages incurred.

I request that this statement of vote be duly sequenced, authenticated and archived, in Portuguese and English, along with the minutes of this annual general meeting, as set out in the Equity Companies Act (Federal Act nº. 6404/1976), article 130, paragraph 1, "a" and "b".

I look forward to receiving a written response to the inquiries and considerations in this statement within thirty days.

From Brumadinho to Rio de Janeiro, 30 April 2020.

Danilo D'Addio Chammas
Shareholder

10 https://theintercept.com/2020/03/26/coroavirus-vale-mantem-minas-operacao/

fidh

Don’t wash your hands of human rights obligations - Corporate due diligence in times of COVID-19 and lessons for the future

Friday 17 April 2020

"Globalisation is a fact of life. But I believe we have underestimated its fragility." Kofi Annan warned business leaders in Davos in 1999, in a pioneer speech for the development of the business and human rights field. In a world struck by the COVID-19 pandemic, whose effects have been significantly worsened by the structure of the global economy, Annan’s words suddenly taste bitter. Not the least because research suggests that such outbreaks are on the rise, hastened by our destructive, unsustainable development model.

Since Annan’s speech, where he called on companies to take direct action to protect human rights, labour standards and the environment, it has been **widely recognised that economic actors have fundamental duties in these areas**. International instruments such as the UN Guiding Principles on Business and Human Rights —unanimously adopted by the Human Rights Council in 2011— along with a plethora of statements by political leaders and commitments from companies themselves have reaffirmed, time and again, that businesses must respect human and environmental rights at all times, while domestic, regional and international debatessuggest that it’s time to enact such commitments in law.
At the core of this responsibility is **a duty to conduct human rights due diligence,** whereby businesses must identify, prevent, mitigate and remedy the negative human rights impacts that they identify in the course of their operations and throughout their supply and value chains.
In past weeks, such responsibilities have been fundamentally challenged. First, because the COVID-19 outbreak and subsequent economic crisis have increased risks of negative impacts of corporate decisions on the human rights of workers and communities. Second, because many businesses are using hard economic times to justify shirking their responsibilities, at a time when even stronger diligence is needed.

Since the beginning of the pandemic, the International Federation for Human Rights, with its network of 192 member organizations in 117 countries, has been tracking business responses to the crisis. This article provides insights from the experiences of FIDH’s members, instances of recent corporate abuses and reflections on lessons learned drawn from the past weeks.

Safety first?

While virtually half of the world’s population is subject to lockdown measures aimed to curb the spread of the virus, **some companies are still pressuring their employees to continue working without adequate protection** equipment and measures. Human rights defenders in Brazil, partners of FIDH, reported:

"*We are under lockdown while the mining companies move forward with their activities, now without any opposition.* ***The justice system has also been paralyzed****. Government decrees have closed shops, bars and restaurants but they say nothing about the mining and industrial activities. The workers of these companies and their families do not have any protection but are forced to continue working. It is particularly concerning because the pollution of the mining and steel industry has already created*

respiratory problems for many, as in Piquiá de Baixo. Besides the health risks, the situation is quite complicated for human rights defenders who cannot voice concerns."

Vale S.A. and other mining companies in Brazil are far from the only examples of this kind of abuse. In Morocco, call-center workers denounced overcrowded environments, absence of personal protective equipment and safety measures; in India, garment workers protested against the inability to take paid leave or to reduce workforce in factories, and in many Western countries, shortages of masks endangered doctorsand health workers most at risk of infection.
Human rights due diligence implies **identifying human rights risks linked to companies' operational context, and enhancing prevention or mitigation measures where risks are identified**. The corporate practices mentioned above are in fundamental contradiction with such principles, and further endanger workers' right to health, but also that of their relatives and communities. Governments also have a duty to protect their citizens' human rights by ending such corporate practices, and ensuring essential workers have access to adequate protection.

Abuses up and down the supply chain

Another set of concerns regards a surge in **massive layoffs and abuses of labour rights**, a particularly worrying trend in countries that lack social safety nets and unemployment protection. Businesses must act with particular diligence to protect vulnerable workers, including those of subcontractors linked to their operations, products or services. Yet most actors have adopted the opposite approach. This is particularly true in sectors that rely on complex supply chains such as the garment industry, where a majority of the workforce is employed by suppliers. A Penn State University study documented the appalling situation faced by Bangladeshi garment workers, and how transnational companies neglected the impacts of their actions down the supply chain:

"*More than* ***one million garment workers in Bangladesh*** *already have been fired or furloughed ... as a result of order cancellations and the failure of buyers to pay for these cancellations. Suppliers in the survey reported that 98.1% of buyers refused to contribute to the cost of paying the partial wages to furloughed workers that the law requires. 72.4% of furloughed workers were sent home without pay. 97.3% of buyers refused to contribute to severance pay expenses of dismissed workers, also a legal entitlement in Bangladesh. 80.4% of dismissed workers were sent home without their severance pay.*"

Others have documented similar trends in China, Cambodia, India, Myanmar, and Vietnam, which often have an overwhelming impact on women and migrant workers. More broadly, the COVID-19 outbreak has been wielded as an excuse for businesses to violate labour laws protecting employment, cut wages, increase working hours or hamper freedom of speech and assembly of workers around the world.
These examples must act as a staunch warning: The unchecked use of subcontractor relationships, through complex supply chains and expansion of the gig economy, results in a dangerous phenomenon by which **companies benefit from lower costs in times of growth while avoiding responsibility in times of crisis**, to the detriment of increasingly vulnerable workers.



Facilitating government crackdowns

The COVID-19 crisis may **justify temporary, adequate and necessary** suspensions of selected human rights, but not the systemic attacks on human rights, democracy and the rule of lawthat too many governments have launched in past weeks. In several of these cases, businesses are at risk of acting as facilitators of government crackdowns, as has previously been the case of companies providing equipment for mass surveillance in Palestine. Due diligence obligations posit that regardless of the State's behavior on the territory where they operate, economic actors have an obligation to respect human rights. This implies refraining from any involvement susceptible to damage human rights, regardless of government practices. A time for corporate capture? Moreover, in past weeks, large corporations and lobbies have taken advantage of the singular political context to advocate for a weakening of regulations in a several sectors, including banking. energy, or the automobile industry. The United States government announced sweeping attacks on environmental rules protecting the right to a safe, clean, healthy and sustainable environment, allowing power plants and factories to determine for themselves if they can meet legal requirements on reporting air and water pollution, weakening controls on the release of mercury and other toxic metals and finalising a rollback of climate policies regulating auto emission standards. In many respects, human rights are what protect people in times of crisis, and our times call for a strengthening of such rights rather than the opposite. Moreover, as many societies have suspended the normal functioning of their institutions and enacted temporary measures to suspend selected human rights, it is unacceptable for governments to use the crisis to chip away at regulatory measures protecting the environment and human rights. A failed test for existing business regulations The executive chairman of the World Economic Forum recently called the current crisis a "litmus test" for stakeholder capitalism. It could also be seen as such for our model of corporate regulation. While business responses have been far from homogeneous, and some investors themselves have sought to exercise leverageon companies to ensure they uphold human rights commitments throughout their supply and value chains, the above-mentioned examples show that a model based on self-regulation, voluntary commitments or soft law instruments is simply not robust enough to protect fundamental rights. The time has come for governments to accelerate the implementation of binding domestic and international norms. which would tum human rights due diligence into a set of legal obligations, while ensuring liability for corporate abuses in third countries. Steps foiWard Beyond the current public health crisis, it is obvious that challenges and shocks similar to the COVID-19 outbreak will become more frequent, as the effects of global warnring become increasingly palpable. Lessons must be drawn from the outbreak and applied, starting with our immediate response to the crisis. FIDH calls for four priorities to be addressed by different actors of society. 1/ The current context calls for businesses to reinforce human rights due diligence practices to prevent potential harms on workers and communities, including throughout company operations and supply and value chains. Moreover, while moving out of the crisis, companies should implement "a human rights by design" approach, by developing products and services in a way that respects human rights by default. 2/ While some business actors have contributed to the spread of the virus or pressured to weaken environmental regulations, others, including in the automotive sector, have been able to redeploy their resources to produce equipment used to fight COVID-19.With this in mind, governments' responses to the economic crisis should be used as an opportunity to support sustainable sectors. reconvert dirty industries and halt irresponsible business practices. As governments inject massive amounts of funds into the economy, these packages must be conditioned to such objectives. 3/ Our very global economic model must be revisited. The COVID-19 crisis serves as a painful reminder that human rights must never be jeopardised in the name of economic imperatives. The crisis shows that economic policies of liberalisation and deregulation; structural adjustment loans, privatisations, and austerity measures hurting vital public services and fundamental economic and social rights, as well as delocalisation and broad intellectual property laws, have deeply challenged our societies' capacities for resilience.It also reveals the limits of applying such orthodoxy without ever ensuring -by efficient, measurable, monitored and enforceable means -that human rights are upheld and that the system benefits all, curbs inequalities and reduces poverty. Innovation is urgently needed to create a model thatmakes international human rights law part of the rules. with efficient means of enforcement-going beyond mere discourse and lip service. Priorities include diversifying the economy and the supply chain, curbing dependency on vital sectors like food, medecine, sanitary equipment, investing in social security nets, and ensuring access to vital public services for all. 4/ Lastly, country-specific responses to the global pandemic have clearly exacerbated cooperation problems, as illustrated by "bidding wars" between wealthy countries to acquire protective equipment. International and regional cooperation are indisputably key to overcoming the current crisis and efficiently protecting the right to health globally, as well as guaranteeing assistance to countries with less robust health care systems.

MININGWATCH F--11'-CANADA............ .... Miningexeeathes are W118hfng their lauds, alright-they're wuhbag their hands orrespoaslbUity ror their workers' and ee....uaities'well·lteOig." IN NOT ACTING QUICKLY TO CURTAIL OR HALT OPERATIONS IN LIGHT OF CGVID-19, MINING COMPANIESARE PUniNG WORKERSAND COMMUNITIESAT GREATER RISK. HERE ARE TEN POINTS TO CONSIDER 6-RE.UD A£CESS10CLWIWA1EI Many mines consume and contaminate Large amounts of water, often at the expense of localsources for clean water.Frequent handwashing,for mineworkers and communities alike,may not be possible in many ruraland remote places. 1-MIIU DEliGUlaWill UMIIID IBDIIIESOI.as Mining projects and operations are often very isolated and far away from adequate health facilities and supplies.Indigenous and ruralcommunities already burdened by inadequate access to basic socialservices could be left without help. mCGIIiESIID 2-MSIi.ll'S.IRE I*IFID Mining often requires large numbers of workers working together in confined spaces,and mining camps have shared eating,sleeping and bathing facilities.Socialdistancing is difficult if not nearly im- possible to practice in those conditions,contributing to increased risks of transmission. Mining companies cannot be allowed to use COVID-19 to push forward mines that do not have the consent of localcommunities, or to repress communities opposed to their activities. I-CGII1UCTW0111CE11SIf &REATII RISK Most mines today depend on a portion or the entirety of their labourforce being contracted out. These workers likely do not benefit from paid sick-leave,may failto self-isolate for lack of job security,or may not have health benefits to cover their infedion in the event they contract the virus. t-owaw•WI AIRIFY RISK Mining camps where companies have opted for tockdown shifts in response to COVID-19 to keep mine running means those same workers are expected to work longer hours,and be away from their families for an undefined period of time.Exhaustion leads to accidents and/or amplified risk of infection. 3-Ml-WORICJGICR AIE'IIAIISIEIIT Most mines today depend on mobile workforces,and the chance of COVID-19 being introduced to remote and vulnerable communi- ties by frequent exposure to a transient workforce is great.Fly-In Fly-Out (FIFO) Operations require personnelto be in close proximity in airports on planes,etc. and internationaloperations depend on engineers and managers flying in and out from other countries. 4-EIPLOUIIOII CINPSAIE Exploration companies often assemble and move smallcamps that need to be portable and are very basic.They are often far away from major roads and towns,and workers have Limited access to even basic sanitation.They are also more Likely to encounter vul- nerable populations who are otherwise protected by their isolation. 11-NIIIIICIS11101' All ESSEIII11L SERVICE Mining is only an essentialservice where existing stockpiles are inadequate andits products are needed to fillemergency needs - for example,manufacturing ventilators,not cars;building hospitals, not office towers.But even in the most essentialof circumstances, it shouldn't happen without consent. S-PIE-EXISTIIG I*IDIIIOIIS ED£EIIA'IID Some mineworkers and affected communities already face health consequences like respiratory and pulmonary illnesses,or heavy- metaltoxicity.Contact with the virus could be especially harmful for these people. mlnlngwatch.ca "

Vale S.A: Annual General Meeting of Shareholders 2020

Statement of Vote in Divergence to item 1.4 of the agenda

I hereby express my vote rejecting the proposal "establishment of the global annual remuneration of the company's managers and members of the fiscal council for the year 2020" (item 1.4 of the agenda) for the following reasons:

There is a significant difference in the variable remuneration of members of the board, going from R$ 47.4 million in 2019 to an estimated R$ 130.1 million in 2020. Even considering normal differences in remuneration (with payments related to the fiscal year 2019 being paid in 2020) there is a difference of R$ 77.2 million in 2019 and R$ 100.3 million in 2020.

Question 1: Given the following: the worldwide economic crisis; the reduction in guidance already discussed; the need for the company to invest increasingly in the safety of the dams and operational structures in general; the importance of investing in protection for workers and neighboring communities from COVID-19; the possibility of operations being suspended through judicial actions and the duty to provide resources for holistic reparation for all damages caused in Mariana, Brumadinho and other locations, is there a risk that this significant increase in remuneration for managers and members of the fiscal board could compromise fulfilment of such commitments by the company?

Question 2: Given the evidence taken from the records of the Ação Civil Pública (class action) case nº. 1005310-84.2019.4.01.3800, in progress at the 5th Federal Court of the Judiciary Section of Minas Gerais, according to which the company is not carrying out inspection and maintenance work at the four dams on level III alert (imminent risk of rupture), would it be premature to give a significant salary increase to managers who may not be doing their jobs properly?

I request that this statement of vote be duly sequenced, authenticated and archived, in Portuguese and English, along with the minutes of this annual general meeting, as set out in the Equity Companies Act (Federal Act nº. 6404/1976), article 130, paragraph 1, "a" and "b".

I look forward to receiving a written response to the inquiries and considerations in this statement within thirty days.

From Brumadinho to Rio de Janeiro, 30 April 2020.

Danilo D'Addio Chammas
Shareholder

Rio de Janeiro, April 30, 2020. Voting for the NON-APPROVAL of the Administrative Report 2019. Reasons to disapprove the report: • Section "Environmental, Social and Governance in Vale" (pages 10-12) in particular concerning to the social dimension. Financial results, especially the dimension of the impairments and onerous contracts (page 30). Section of"Investments in Associates, Joint Ventures and Controlled" (page 31). Description of the investments carried out in "Minera oes Brasileiras Reunidas (MBR)" Establishment of the global annual remuneration of the Company's managers. • • • • As a shareholder, I vote the non-approval of Vale's Report 2019 because it omits important information related to Vale's projects and partnerships. I believe this kind of information must be available to all shareholders, because they can increase the risks and reduce the profitability of their investments. In this vote, I present some information omitted from the aforementioned report and I ask the company about these enterprises. This vote must be attached to the minutes of the Assembly, in two languages (Portuguese and English). 1. Absence of Information and Inquiries about the Moatize Coal Mine (Mozambique) According to the Administration Report 2019, Vale's business in Mozambique led the company to make a new assessment on the expectations related to the metallurgical and thermal coal. In practice, the review of the Moatize mining led to a reduction in proven and probable reserves. Devaluations reached US$ 1.691billion. Investments in Mozambique continue to be responsible for significant losses for shareholders, but the report does not provide information about these investments. The Moatize mine, for example, has been the target of many protests and demonstrations in Mozambique due to the dust it generates that reaches the mine's neighboring communities and also for the damage this dust has been causing on the health of these people. In the section of the Report related to the environmental, social and governance dimension, Vale says that spent around BR$ 28 million in involuntary settlements and in studies and monitoring initiatives in Mozambique. We stress that Vale's Human Rights Policy commits the company to apply its principles globally, even in cases in which local legislation is more permissive and !axed. For Vale, in these cases, without a doubt, "the most protective norm shall be applied". In 2019, we traveled the Nacala Corridor and talked to three communities resettled by Vale along the railroad. The situation of these communities were, to say the least, precarious and not befitting to the company's human rights policy. Vale's human rights policy says that the company must know and respect local communities, prioritizing the engagement of the communities and discussing with them the risks and impacts of the enterprise and the prevention, mitigation and, when necessary, remediation measures. The visited communities complained about the lack of dialogue, transparency and accountability of the Vale negotiations in the involuntary resettlement processes. Families repeatedly told us that the houses negotiated with the company, the model of the houses, did not correspond to those that were delivered by the company. According to their testimonies, the houses were built to a "Brazilian" standard very different from Mozambican cultural standards: the lack of porches or more open spaces makes Mozambicans feel trapped and, often, refer to these houses as prisons. The houses also have infrastructure problems: many are cracked, still do not have electrical power and also lack water and sewage systems. Many families are still waiting for the promised house that has not yet been delivered. All families were still waiting for compensation for the houses, crops and infrastructure they were forced to leave in the places where they previously lived. In addition, according to the families, the settlements were built in places with little access to water and with land that is not enough for crops, which has left these families in a serious situation of food insecurity. The railroad has been the cause of many protests in these communities. The train has always been the main form of transit for these families. The concession and the control of the railroad by Vale and Mitsui, with the consequent concentration of the railroad for the transportation of coal, closed train stations and reduced trips for passengers, leaving these communities in isolation. The coal dust produced by the trains with no covering has caused much discomfort and serious health issues. Additionally, there are many stories, for instance, from pregnant women that give birth in the roadways, due to the lack of trains that attend communities which could take them to the hospital. In an attempt to get to the hospital or to the nearest train station in operation, they end up giving birth on the way and without any assistance. Reports of accidents and the lack of crosswalks for pedestrians crossing the railroads were also recurring. Community leaders have told us they that have sought out Vale many times with written documents, requesting information on the resettling processes, on the compensation that are a right of these families and on the compliance with the agreements made at the moment the resettling agreement was being negotiated. In short, the requests from the communities to Vale are: 1. 2. Better houses, equivalent to those promised by the company during negotiations. Compensation for the farms and commercial stalks that were destroyed for the rehabilitation of the railroad, to be paid in a just and transparent fashion. Resumption of the operation for passenger trains daily in both directions. The reopening and the revitalization of the stations that were closed. The installation of suspended or underground walkways (in regular distances) to allow families to cross the railroad at any time and without delay to avoid accidents. That the train has protection to avoid accidents. 3. 4. 5. 6.

7. That coal train wagons are covered in order for the coal dust to stop sickening the population. We remind Vale that the economic, social and environmental problems seen in the Moatize mine and throughout the railroad of the Nacala corridor and the claims made by the communities related to the lack of response from the company, put the Vale investments in Mozambique at serious risk. Declines in rentability from these investments are already noted and probably, in the future, losses will increase. As shareholder, I wonder how the company has been responding to these questions and the reasons why we are not informed about them in the 2019 Administration Report. Based on this, we ask Vale: - What steps has Vale been taking with regard to the demands of these communities, particularly the compensations for losses suffered with resettlement? -What has Vale been doing to avoid the dust caused by the Moatize mine and by transporting coal along the Nacala Corridor? How are people who claim to suffer health problems are being treated? - What are the parameters followed by the company in the construction of the settlements to which the involuntarily resettled families were directed? What has Vale been doing to meet the demands of these families regarding the deficiencies and problems presented by these houses? - How passenger trains are operating on the Nacala Corridor? What was the frequency of these trains and how it was before the concession? Did Vale prepared a study about the demand for transportation in the region in order to plan the changes in train frequency and schedules and to decide which stations would be closed (we would like to see this study)? -What measures have Vale been taking to improve passenger transport in the region, that is, to increase the number of passenger trains and to prevent the occurrence of accidents? 2. Absence of Information and Inquiries about the liabilities of Minera oes Brasileiras Reunidas (MBR) and TKCSA, which was recently the object of the company's divestment In several documents and speeches, Vale and its controlled companies affirm the recognition of their obligations arising from the restoration and rehabilitation of the environment, as well as the need for provisions for legal costs for lawsuits and legal claims related to areas in which the company has operated. However, the Administration Report does not bring any of this information to the shareholders. In the Administration Report 2019, for example, provisions of expenses related to lawsuits and legal actions come down to the ones related to the "Brumadinho episode" and to Samarco and Renova. The Report does not provide information on how this has been conducted in the countless cases of assets write-off and demobilization in which there were already liabilities and in which there are still pending lawsuits processed under Brazilian Justice System. This information is important to shareholders, since is related to rentability and risks in their investments. The company must have provisions for possible and probable losses that its investments may suffer and must also have a clear policy to deal with and care for the environmental and social liabilities arising from years of irresponsible operations.

This report does not provide information on how desinvestments has been conducted, especially in cases in which there were already liabilities. This information is important for shareholders, because i tis related with the profitability and the risks incurred in their investments. It is important that the company has provisions for the possible and probable losses that its investments may suffer and that it has a dear policy to deal with and take care of the environmental and social liabilities derived from years of irresponsible operation. The report djd not mentjon the liabilities jncurred by MBR (shares redeemed from Bradesco BBI) and on the provisions related to the liabilities accumulated by Thyssen Krupp Companhia Siderurgica do Atlil.ntico (CSA). one of Vale's recent divestments (April 2016). MBR is today the company responsible for all the logistics of iron ore from Minas Gerais up to Ternium (former TKCSA), iron ore which is exclusively supplied by Vale. We have learned from legal documents and the press that this enterprise has been sued and is the defendant in 238 lawsuits filed by families residents in Santa Cruz that are being processed in the 1st and 2nd Court of Santa Cruz. One of the main claims of these lawsuits is directly related to MBR, since it refers to the impacts the railway produced in houses and by the constant traffic of the trains during days and nights. In addition, Vale's policy on the liabilities related to its disinvestments and the provisions made in these cases are not dear in the current 2019 Administration Report. TKCSA, installed in Santa Cruz in 2006 in a joint venture between Thyssen Krupp Steel and Vale, was established with errors in the project, causing enormous losses for shareholders, as well as countless social and environmental impacts on the Sepetiba Bay. It is important to remember that the steel mill operated WITHOUT A LICENSE up to the year 2016, and was responsible for countless episodes of dust rain on communities nearby TKCSA's, damaging the health of the families residing in these communities. At the time, the Public Prosecutor's Office in Rio de Janeiro (MPRJ for its acronym in Portuguese) initiated two criminal lawsuits for environmental crimes against the company and nowadays there are 238 actions in court against TKCSA. Despite the sale, as part of Vale's divestment policy, the liabilities derived from these legal actions still run and have TKCSA (and Vale and TKS) as defendant. We also remember that, since Vale is the exclusive supplier of iron ore to the current owners of TKCSA (Ternium), the company still remains co- responsible for the damages and human rights violations caused by this company to Santa Cruz families in accordance with with its Human Rights Policy. Questions: -What has Vale been doing to reduce the impacts caused by MBR, since 2010, on the houses of those families neighboring the railroad? What concrete actions have been taken? We recall that in its own Human Rights Policy, Vale has committed to remediate adverse impacts in human rights caused by its operations (or with the ones it has contributed) and commits to the principle of non-repetition. -What are the concrete actions Vale has been implementing toward the recovery of social and environmental liabilities produced in Santa Cruz since 2006 by TKCSA up to the selling to Ternium?

- How has the company been dealing with the 238 lawsuits against TKCSA? What are the provisions related to these legal claims as related to the damages under MBR responsibility as well as damages under TKCSA's responsibility? - What actions has Vale undertaken to ensure that Ternium, its main client on the Sepetiba Bay, changes its method of operation and deals with the complaints and claims from neighboring families? Vale is the exclusive supplier of iron ore to this steel mill, what gives Vale solidary responsibility. Vale's Human Rights Policy points that, in case of disrespect for human rights, Vale must notify its partners (Ternium) for the adoption of corrective measures and, if these are not adopted, it must terminate the contract signed. - Due to the impacts and violations committed in Santa Cruz, described in countless documents, news and movies, from a steel mill that operated for 6 years without an environmental license, why Vale do not operate to compensate in a dignified manner these families? Is it rational and ethic, to approve, in this shareholders' meeting, a raise of almost 100% in the remuneration of the Executive Board (R$ 170.337.685,00) and 56% in the remuneration of the Administration Council (R$ 15.470.230,00) while these families continue without any compensation? Karina Yoshie Martins Kato 081.377.127-71 5

[LOGO]

[LOGO]

[LOGO]

[LOGO]

Vale S.A. Ordinary and Extraordinary Shareholders' Meetings
Rio de Janeiro, April 30, 2020.
1. Shareholders' meeting
Agenda item I.I

I vote for the disapproval of the 2019 Administration Report for the following reasons:
Vale S. A. is one of the largest mining companies in the world, earning substantial profits. However, it has an extensive list of environmental liabilities, tax debts and numerous reparations for human rights violations that remain to be implemented. Such issues should be prioritized by the company in its proposal for the allocation of the results for 2019.

From the numerous problems that can be pointed out, I consider it important to highlight the harm related to the mining and steel industry that have been directly affecting Piquiá for decades; this means approximately 7,500 people (IBGE 2010). There is also proof that the air, water and sound pollution affects residents of Piquiá de Cima. The passage of Vale's trains also causes much harm to the population living in this neighborhood, due to the noise as well as train injuries and casualties, in the municipality of Açailândia, in Maranhão state.

In the current political and economic conditions the country faces, the community has been through several problems related to environmental impacts caused by the mining and steel industry, including the resettlement of the affected neighborhood. The company's stance of a lack of responsibility for the human rights violations and environmental damages in Piquiá, was recently highlighted in December 2019 during the visit of the UN Special Rapporteur on Toxic Waste, who visited the neighborhood and noted the lack of basic sanitation, that implicates the lack of adequate housing among basic human rights violations.

The harm caused by pollution, especially air pollution, has caused many diseases and health complications that have even evolved to death in residents. One of the most recent examples is the case of a senior citizen resident, who was the former president of the Residents' Association and a person who has always struggled for the rights of the population to be respected by the State and by companies operating in the area.

Mr. Edvard Dantas Cardeal was 76 years old. He passed away in January 2020, diagnosed with the clinical condition of respiratory insufficiency. Even though he has never smoked in his entire life, doctors mentioned to his family that his lungs looked like the lungs of a person who smoked for decades. No, Mr. Edvard did not smoke. The most reasonable explanation for this situation is that the neighborhood pollution poisoned his lungs until he literally could not breathe. These deaths cannot continue and Vale needs to commit beyond what it has already committed in the ongoing agreement.

Although the company has committed to bringing resources to the resettlement project that included 312 families residing in Piquiá de Baixo, it has been acting in a very contradictory manner, both in its discourse and policy. Additionally, the company excuses itself of its responsibilities, being indifferent toward initiatives with a real capacity to remedy the impacts generated by the mining chain to the people of Piquiá.

Being the provider of the iron ore for the steel industries, the company has a duty to stop its violations and promote integral reparations under the standards established by the jurisprudence of the Inter-American Court on Human Rights, on the harm caused to residents and the collectivity. The company must have adequate provisions of resources, which it has not done since there is no information for these provisions in the financial documents.

Due to the delay in the resettling of families, the community has been suffering serious problems, some natural and others due to the intensification/permanency of the pollution coming from the steel industry. As an example, in March the neighborhood suffered flooding during the intense period of the rainy season. Several families lost their homes and their belongings. Also, there is the great pandemic of COVID-19 that threatens the life and health of these residents. Many studies and research have pointed out that, in places where people are exposed for many years to air pollution, there is more susceptibility and vulnerability toward developing the grave symptoms of the disease of the new coronavirus.

Moreover, the company's stance, in relation to the harm caused and violations experienced daily by the residents in Piquiá, contradicts the statements of its representatives about the **company's** interest in complying with the UN guiding principles for business and human rights, **especially the principle that refers to the obligation to act with "due diligence" (Principle 15) related** to all value chain activities.

It is urgent and necessary that Vale takes measures to ensure the necessary resources for the resettlement of Piquiá de Baixo. Even though the company does not recognize its responsibility for the moral and material damages suffered by the residents of Piquiá de Baixo, there is an agreement that must be fulfilled in a satisfactory way. The new world crisis triggered by the COVID-19 pandemic requires that measures be taken without further delay. After all, the population of Piquiá is more vulnerable to the disease precisely because of the extremely high pollution found on the site and triggered by the value chain in which the company is inserted.

Vale S.A. owes responses to the community, Justiça nos Trilhos and the International Federation for Human Rights (FIDH) about its interest in meeting the recommendations contained in the last report prepared by Justiça nos Trilhos in conjunction with the FIDH. This report was formally delivered to company representatives in 2019 in a face-to-face meeting in Rio de Janeiro, and also in a meeting a few days later at Eduardo Pereira Duarte school, in Piquiá.

The report was delivered by hand to individuals who occupy positions on the Board of Directors and the Sustainability Committee, José Luciano Duarte Penido and Hugo Barreto Director of Sustainability and Social Investment. It was only until April 27, 2020 that Mr. Hugo Barreto sent an email in response to the letter from ACMP and JNT where he reiterated his interest in these responses. He mentions "all the documents sent were made available for the consultancy to compose the study that will subsidize the company in future directions." However, there have been no indications of concrete actions more than 6 months later.
Justiça nos Trilhos had its work recognized at the international level. In 2018, at a session at the UN headquarters in Geneva, they received the "Human Rights and Business Award" (Foundation for the Human Rights and Business Award), accorded to an independent non-profit foundation. This reinforces the credibility, commitment and seriousness of Justiça nos Trilhos' work. The event was also attended by representatives of the company Vale S. A.

It is for these reasons that I disapprove the Administration Report and Financial Statements for the year of 2019, now under consideration. Finally, I ask that this declaration of vote be duly numbered, authenticated and filed with the minutes of this meeting, as provided for in the Law of S.A.s, article 130, § **1, "a" and "b"**.

I await a written response to these considerations within a period not exceeding 30 (thirty) days. Majú do Nascimento Silva 432.245.123 - 34

Vale S.A. Ordinary and Extraordinary Shareholders' Meetings Rio de Janeiro, April 30, 2020. Statement of Divergent Vote related to item 1.1 of the Agenda I voted for the DISAPPROVAL of the Administration Report and Financial Statements for the 2019 fiscal year, which ended on December 31 of that same year, for the reasons presented bellow. Although references to Brumadinho-MG are abundant in Vale S.A's 2020 Proposal by Administration5 document, when it comes to measuring the nature of the expenses resulting from the environmental disaster/crime caused by the rupture of the B1 tailings dam at the Mina de Córrego do Feijão mine, in this town, and the consequent need to deactivate mining tailings dams in Brazil, the reported information is inaccurate and explains nothing. In the document, the company reports having made provisions in the order of BR$ 15.173 billion for payments of compensation and reparations related to Brumadinho and an additional BR$ 10.274 billion for the deactivation of tailings dams in Brazil (p. 58). In relation to these amounts, Vale S.A. points out that in 2019 it spent R $ 3.34 million on pecuniary compensation and the like in Brumadinho-MG (p. 59) and R $ 642 million on the deactivation of dams(p. 58); however, it is not possible to specify how, on what and where those amounts were actually spent. References to this are sparse in the 2020 Proposal by Administration document as well as in the accountability report. Likewise, it is essential that the other shareholders also know that the recovery and reparation plans to which Vale S.A. makes allusions are not known by the thousands of people affected in Brumadinho-MG, as pointed out in the Report made by the Parliamentary Inquiry Committee on Brumadinho (2020, p. 297-298)6. Therefore, the affected communities do not know what measures are already being taken to deactivate dams in the region and to repair damage, which obviously includes the countless material and immaterial losses caused by Vale S.A. 5 More information at: http://www.vale.com/PT/investors/corporate-governance/notices-minutes-corporate-documents/atasEditaisDocumentosCorporativos/Proposta%20da%20Administra%C3%A7%C3% A3o%20-%20vf.pdf 6 To learn more about it, visit: https://politica.estadao.com.br/blogs/fausto-macedo/wp-content/uploads/sites/41/2019/11/RELAT%C3%93RIO-CPI-BRUMADINHO.pdf

According to the *Financial Statements* document (2020, p. 21)[7], among all the tailings dams that, in January 2019, the company's administrators announced they would be deactivating by the end of the year, only 01 (one) was effectively deactivated. How about the others? I also ask the directors and board members: Which construction projects are currently in operation in the Brumadinho-MG region? Where are they located? Are these sites functioning properly? What is the status of these constructions in terms of the required environmental licenses and operating permits? To what extent are they in accordance with the recommendations of the World Health Organization (WHO) and with the normative acts of the municipalities where they are located, given the measures to contain the advance of the Covid-19 pandemic?

This misleading scenario and excessive absence of information on reparations demonstrates that the right to free and informed participation by the affected people is not being respected. This scenario becomes even more serious since the independent technical advisory teams chosen by the communities were only hired in March of this year, that is, more than 1 (one) year after the B1 tailings dam rupture.

These contracts were only made possible through a court decision, after Vale's attempt to reduce its budgets, scope of activity and duration[8]. Thus, the elaboration of comprehensive reparation plans by those affected is delayed and these people and their communities remain hostage to the information (or lack thereof) and assessments provided by the company. This can be seen in the case of the fraudulent reports provided by Tüv Süd, reports which do not give any evidence of credibility or trustworthiness.

It is the right of the affected people to receive the necessary financial support for the regular monitoring of the water, soil and air quality as well as the consequent assessment of the territories affected by the B1 environmental disaster/crime of Brumadinho-MG.

Finally, I ask that this declaration of vote be duly numbered, authenticated and filed with the minutes of this meeting, as provided for in Law 6.404/1976 - Brazilian **Corporation Law, Article 130, § 1, "a" and " B"; and that the written response to these** considerations and inquiries does not exceed the period of 30 (thirty) continuous days.

Michelle C. Farias

Michelle Cristina Farias
Acionista

[7] More information at: http://www.vale.com/PT/investors/information-market/financial-statements/FinancialStatementsDocs/BRGAAP%204T19_Final.pdf
[8] To learn more about it, visit: https://www.brasildefato.com.br/2020/01/20/brumadinho-vale-tenta-boicotar-assessorias-tecnicas-dos-atingidos-pelo-rompimento

Vale S.A. Ordinary and Extraordinary Shareholders' Meetings

Rio de Janeiro, April 30, 2020.

1. Shareholders' meeting

Statement of divergent vote related to item 1.4 of the Agenda

I vote for the DISAPPROVAL of the global annual remuneration of administrators and members of the Fiscal Council for the year 2020, for the following reasons:

The provision for 2020 is that each Vale S.A. Director will receive as global annual remuneration around BR$ 22 million and 700 thousand Brazilian reais, and in 2019, each of them received BR$ 12 million and 360 thousand Brazilian reais. Meanwhile, the families of 259 (two hundred and fifty nine) workers who died in the disaster/crime **from the breach of the tailings' dam B1 in Córrego do Feijão, in Brumadinho**-MG have received, through agreements, small pecuniary compensations of amounts around BR$ 150K and BR$500K.

These amounts show the discrepancy of the proposal to the increase of the remuneration of the administrators in light of the real performance of the company and the small pecuniary compensations that have been offered to the families of workers who died as a consequence of the disaster, as well as people affected in Brumadinho and neighbouring. It is important to note that the agreement underlying these negotiations[7] was realized under high pressure to the affected families, who had literally one (1) weekend to decide whether they would accept or not the agreement proposed by Vale S.A. and the Public Defender of the State of Minas Gerais (Defensoria Pública do Estado de Minas Gerais - DPEMG - for its acronym in Portuguese)[8].

It should be highlighted that, to this date, the bodies of 11 (eleven) workers were not **found and the company has them registered as "disappeared", as** seen in the document *2020 Proposal by the Administration* (p. 59) , as if these workers had neither name nor surname. It is not possible to classify the abrupt death of these workers as mere fatality or mere accident at work, as Vale S.A. has called it in its documents and reports, because the *Report of Brumadinho* made by the Parliamentary Inquiry Committee (2020, p. 180-

---

[7] More information on page 60 of the 2020 Management: Proposal:http://www.vale.com/PT/investors/corporate-governance/notices-minutes-corporate-documents/atasEditaisDocumentosCorporativos/Proposta%20da%20Administra%C3%A7%C3%A3o%20-%20vf.pdf

[8] To learn more about it, visit: https://agenciabrasil.ebc.com.br/justica/noticia/2019-04/negociacoes-individuais-em-brumadinho-preocupam-ministerio-publico

189)9 demonstrated that the fraudulent reports issued by Tüv Süd pointed out that the company was fully aware of the structural and safety conditions of the dam10. Thus, as Vale SA is aware of these conditions and has consciously put these workers to work below a dam that could break at any time, it is evident that the company acted intentionally, demonstrating the likely risks incurred by its shareholders. I raise these following questions to the directors and advisors: How has the company collaborated for the search and the location of the bodies of these 11 (eleven) workers? When will the families of these workers have the right to bid farewell to their dead loved ones? Is it ethical that the company increase the remuneration of its directors while offering small pecuniary compensation to the family members of workers who had their lives taken by the mud of the dam? How about the other affected people? Finally, in the analysis of property variations in the 2020 Management Proposal document (p. 34)11, and Vale SA Financial Statements (2020, p. 14)12, the company claims to have a liability of R$ 6.319 billion up to December 31, 2019 related to Brumadinho-MG. The B1 dam collapse in the Córrego do Feijão mine dumped 12 million m³ of mining waste in the Paraopeba River basin, reached the communities of the Córrego do Feijão, Parque da Cachoeira and damaged the water supply, fishing, plantations and livelihoods of thousands of people. Therefore, there is no reason for increasing management earnings when the company causes an incalculable environmental, economic and social liability for this city and for many others in the region. Finally, I ask that this voting statement be duly numbered, authenticated and filed with the minutes of this meeting, as provided for in Law 6.404/1976 - Brazilian Corporation and inquiries does not exceed the period of 30 (thirty) calendar days. Michelle Cristina Farias Acionista 9 More information at: https://politica.estadao.com.br/blogs/fausto-macedo/wp-content/uploads/sites/41/2019/11/RELAT%C3%93RIO-CPI-BRUMADINHO.pdf 10 To learn more about it, visit: https://noticias.uol.com.br/ultimas-noticias/agencia-estado/2020/01/27/risco-de-rompimento-em-brumadinho-era-20-vezes-maior-que-aceitavel-dizem-peritos.htm 11 More information at: http://www.vale.com/PT/investors/corporate-governance/notices-minutes-corporate-documents/atasEditaisDocumentosCorporativos/Proposta%20da%20Administra%C3%A7%C3%A3o %20-%20vf.pdf 12 More information at: http://www.vale.com/PT/investors/information-market/financial-statements/FinancialStatementsDocs/BRGAAP%204T19_Final.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: May 1, 2020		Director of Investor Relations